No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended, (the "1933 Act") and, except pursuant to an applicable exemption from registration set forth in the 1933 Act, may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, its possessions and other areas subject to its jurisdiction, including the Commonwealth of Puerto Rico (the "United States"), or to or for the account of any citizen, national or resident thereof or to a corporation, partnership or other entity created or organized in or under the laws of the United States or an estate or trust the income of which is subject to United States federal income taxation regardless of its source (a "U.S. person").

PROSPECTUS

INITIAL PUBLIC OFFERING

DECEMBER 19, 2005

ALEXCO RESOURCE CORP.
Suite 900, 570 Granville Street
Vancouver, British Columbia V6C 3P1
Telephone: (604) 633-4888
Facsimile: (604) 688-1157
(the "Issuer")
$3,000,000
2,000,000 Common Shares(1)(2)
Price: $1.50 per Common Share
(the "Offering")

This Prospectus qualifies for distribution an aggregate of 2,000,000 common shares of the Issuer (the "Common Shares"). The Offering is being made to investors resident in British Columbia, Alberta and Ontario, and other jurisdictions where it may lawfully be sold.

	Price to public(1)	Agent’s Commission(2)(3)	Net Proceeds to the Issuer(3)(4)
Per Common Share	$1.50	$0.105	$1.395
Offering	$3,000,000	$210,000	$2,790,000

(1)	The offering price of the Common Shares was established by negotiation between the Issuer and the Agent.

(2)

The Agent will receive a commission (the "Agent’s Commission") equal to 7.0% of the gross proceeds of the Offering, payable in cash. The Agent will also receive that number of non-transferable common share purchase warrants of the Issuer (the "Agent's Warrants") that is equal to 10% of the number of Common Shares sold in the Offering, each Agent's Warrant entitling the holder to purchase one Common Share (an "Agent's Warrant Share") for a period of one year from the date of closing of the Offering at a price of $1.50 per Agent's Warrant Share. The Agent will also receive a corporate finance fee of 25,000 Common Shares (the "Corporate Finance Shares"). The Agent's Warrants and Corporate Finance Shares are also qualified for distribution pursuant to this Prospectus.

(3)	The Agent has also been paid a non-refundable work fee of $25,000.

(4)	Before deducting the estimated expenses of the Offering, estimated at $200,000.

The Toronto Stock Exchange has conditionally approved the listing of these securities. Listing is subject to the Issuer fulfilling all of the requirements of the Toronto Stock Exchange on or before February 15, 2006, including distribution of these securities to a minimum number of public shareholders.

AN INVESTMENT IN NATURAL RESOURCE ISSUERS INVOLVES A SIGNIFICANT DEGREE OF RISK. THE DEGREE OF RISK INCREASES SUBSTANTIALLY WHERE THE ISSUER'S PROPERTIES ARE IN THE EXPLORATION STAGE AS OPPOSED TO THE DEVELOPMENT STAGE. AN INVESTMENT IN THESE SECURITIES SHOULD ONLY BE

MADE BY PERSONS WHO CAN AFFORD THE TOTAL LOSS OF THEIR INVESTMENT. SEE "RISK FACTORS".

THE OFFERING IS SUBJECT TO THE SALE OF 2,000,000 COMMON SHARES ON OR BEFORE 90 DAYS FROM THE FINAL RECEIPT DATE OF THIS PROSPECTUS, UNLESS CONSENT IS OBTAINED FROM THE SUBSCRIBERS AND THE REGULATORY AUTHORITIES TO EXTEND SUCH DATE. SEE "PLAN OF DISTRIBUTION".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under the Prospectus.

Unless otherwise noted, all currency amounts in this Prospectus are stated in Canadian dollars.

The Agent conditionally offers the Common Shares on a commercially reasonable efforts agency basis, if, as and when issued by the Issuer and delivered and accepted by the Agent in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution".

Certain legal matters relating to the securities offered hereby will be passed upon by DuMoulin Black LLP, and Thorsteinssons LLP, Vancouver, British Columbia, on behalf of the Issuer. No person is authorized by the Issuer to provide any information or make any representations other than those contained in this Prospectus in connection with the issue and sale of the securities offered hereunder.

Agent:

Canaccord Capital Corporation
PO Box 10337
#2200 – 609 Granville Street
Vancouver, British Columbia
V7Y 1H2
Phone: (604) 643-7300 Fax: (604) 643-7606

I

SUMMARY OF PROSPECTUS

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

The Issuer:	The Issuer was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 under the name "Alexco Resource Corp.".

The principal business of the Issuer is the exploration and development of the Brewery Creek and McQuesten properties in the Yukon territory and the operation of a mine reclamation and remediation business. The Issuer intends to fund its business using the proceeds of its prior private placement financing and from the sale of the Common Shares offered in this Prospectus. See "General Development of the Business" and "Narrative Description of the Business".

The Offering:	The Offering will be comprised of 2,000,000 Common Shares.

This Prospectus qualifies the distribution of the Common Shares.

Price:	$1.50 per Common Share.

Net Proceeds to the	Up to $2,790,000. See "Use of Proceeds – Funds Available".
Issuer:

Use of Proceeds:

The Issuer intends to use the net funds available to pay for costs of this Offering, exploration costs on the Brewery Creek and McQuesten properties, corporate development costs, acquisition/project generation costs and general working capital. See "Use of Proceeds – Principal Purposes" for a more detailed discussion.

Agent’s Commission:

The Agent will receive a commission equal to 7.0% of the gross proceeds of the Offering, payable in cash. The Agent will also receive that number of Agent's Warrants that is equal to 10.0% of the number of Common Shares sold in the Offering, each Agent's Warrant entitling the holder thereof to purchase one Agent's Warrant Share for a period of one year from the date of closing of the Offering at a price of $1.50 per Agent's Warrant Share. The Agent will also receive 25,000 Corporate Finance Shares.

The Agent has also been paid a non-refundable work fee of $25,000.

This Prospectus qualifies the distribution of the Agent's Warrants and the Corporate Finance Shares.

II

Summary of	Selected Financial Information (in	As at and for the	As at and for the
Financial	000's, except for per share amounts)	period from	three months
Information:		incorporation to	ended September
		June 30, 2005	30, 2005
			(unaudited)

	Net Loss	$711	$303
	Loss per Share	$0.10	$0.02
	Cash and Cash Equivalents	$2,902	$2,396
	Current Assets	$3,553	$3,149
	Interests in Mineral Properties(1)	$3,113	$3,182
	Total Assets	$10,913	$10,538
	Total Liabilities	$1,847	$1,776

(1)	Interests in mineral properties include property payments, staking costs and exploration expenditures.

Eligibility for Investment

In the opinion of Thorsteinssons LLP, special tax counsel to the Issuer, when the Common Shares are listed for trading on the Toronto Stock Exchange, the Common Shares will be qualified investments under the Income Tax Act (Canada) (the "Tax Act") for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively, the "Investment Plans"). See "Risk Factors" and "Certain Canadian Federal Income Tax Considerations".

Risk Factors:

The securities of the Issuer are highly speculative due to the nature of the Issuer’s business and the present stage of its development. The Issuer’s activities are subject to the risks normally encountered in the mining exploration and development and mine reclamation and remediation businesses. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection. The Issuer has generated losses to date and while it presently has sufficient financial resources to undertake its planned exploration and development programs, it will require additional funds to further explore, develop, mine and acquire its properties. There is no assurance such additional funding will be available to the Issuer. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Common Shares. The Issuer may become subject to liability for hazards against which it is not insured. The Issuer competes with other mining companies with greater financial and technical resources. Certain of the Issuer’s directors and officers serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Issuer may participate, such directors and officers of the Issuer may have a conflict of interest. See "Risk Factors".

III

GLOSSARY OF TECHNICAL TERMS

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres ("km")	1.609
Kilometres	Miles	0.6214
Acres	Hectares ("ha")	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

The following is a glossary of certain technical terms used in this Prospectus:

Acre - an area of 4840 square yards or 43,560 square feet or 0.4047 hectares.

Alteration - any change in the mineralogical composition of a rock that is brought about by physical or chemical means.

Anomaly - having a geochemical or geophysical character which deviates from regularity; in the case of gold, it refers to abnormally high gold content (i.e., 70.5 g per tonne).

Assay - in economic geology, to analyze the proportions of metal in a rock or overburden sample; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

Au - gold.

Bedrock - solid rock underlying surficial deposits.

Calcite - calcium carbonate, CaCO3, with hexagonal crystallization; a mineral found in limestone, chalk and marble.

Chalcopyrite - copper iron sulphide mineral (CuFeS2). A common copper ore.

Clastic - a sedimentary rock composed of fragments from pre-existing rock.

Deposit - a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

Dip - the angle at which a stratum is inclined from the horizontal.

Fault - a fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

IV

Feldspar - a group of common sodium-potassium-calcium aluminosilicate minerals.

Fold - a bend in strata or any planar structure.

Fracture - breaks in rocks due to intensive folding or faulting.

g/t Au - grams per tonne gold.

Geophysical survey - the exploration of an area by exploiting differences in physical properties of different rock types. Geophysical methods include seismic, magnetic, gravity, induced polarization and other techniques, and geophysical surveys can be undertaken from the ground or from the air.

Grade - the amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals, as percent (%) for copper, lead, zinc and nickel.

Hectare - an area equal to 100 meters by 100 meters.

Host - a rock or mineral that is older than rocks or minerals introduced into it.

Igneous - a classification of rocks formed from the solidification from a molten state.

Intrusion - the process of emplacement of magma in a pre-existing rock. Also, the igneous rock mass so formed.

km - kilometres.

m - meters (3.28 feet).

Mineralization - the concentration of metals and their chemical compounds within a body of rock.

Mineral resource – a concentration or occurrence of material or intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Ore - a metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

Ounce or oz - a troy ounce or twenty penny weights or 480 grains or 31.103 grams.

Outcrop - an exposure of bedrock at the surface.

Pyrite - a mineral composed of iron and sulphur (FeS2).

Quartz - a mineral composed of silicon dioxide.

Reconnaissance – a general examination or survey of a region with reference to its main features, usually preliminary to a more detailed survey.

Sediment - solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

V

Silicified - the introduction of, or replacement by, silica, generally resulting in the formation of fine- grained quartz, chalcedony or opal, which may fill pores and replace existing minerals.

Sill - a tabular body of igneous rock conforming to the last strata.

Strike - direction or trend of a geologic structure.

Sulphide - a group of minerals in which one or more metals are found in combination with sulphur.

Tonne - metric unit of weight equivalent to volume multiplied by specific gravity; equivalent to 1.102 tons or 1,000 kilograms (2,204.6 pounds).

Vein - a thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Volcanic - descriptive of rocks originating from volcanic activity.

CORPORATE STRUCTURE

The Issuer was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 under the name "Alexco Resource Corp.".

The Issuer’s head office is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1 and its registered and records office is located at Suite 200, 204 Lambert Street, Whitehorse, Yukon Y1A 3T2.

The Issuer's wholly-owned subsidiary, 650399 B.C. Ltd. ("AlexSub"), is organized under the laws of British Columbia.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History and Significant Acquisitions and Significant Dispositions

On March 15, 2005, the Issuer completed a series of transactions pursuant to which it acquired a number of property interests and rights to certain operating contracts in the Yukon Territory and British Columbia.

Pursuant to a sale and assignment agreement with Quest Mortgage Corp. (formerly Viceroy Minerals Corporation) ("Viceroy") dated February 1, 2005 (the "Viceroy Agreement"), the Issuer acquired certain assets of Viceroy comprising its Brewery Creek mine near Dawson City, Yukon Territory and a $2,500,000 payment from Viceroy to post replacement security under a related water license. The assets include mining assets and infrastructure/equipment located on the Brewery Creek property, all rights, title and interest of Viceroy in and to the 708 quartz mining claims and 93 mining leases on the Brewery Creek property and all rights, title and interest of Viceroy in and to the agreements, accords, memoranda and licences relating to the Brewery Creek property, described under "Narrative Description of the Business – Mineral Projects – Brewery Creek Property" below. In exchange, the Issuer issued to Viceroy 2,686,567 Common Shares of the Issuer at a deemed price of $0.67 per Common Share and assumed all liabilities and obligations of Viceroy with respect to its Brewery Creek property interests.

Pursuant to a sale and assignment agreement with NovaGold Canada Inc. ("NovaGold Canada") dated February 1, 2005 (the "NovaGold Agreement"), the Issuer acquired all of the issued and outstanding shares of AlexSub in exchange for the issuance to NovaGold Canada of 4,104,478 Common Shares of the Issuer at a deemed price of $0.67 per Common Share and a $599,812 cash payment to NovaGold Canada. The Issuer also agreed to cause the payment by AlexSub to NovaGold Canada of approximately $137,000 to be paid to AlexSub by the Canada Revenue Agency as a refundable mineral tax credit for the period from December 1, 2003 to November 30, 2004. AlexSub holds interests in the McQuesten, Sprogge, Harlan and Klondike properties in the Yukon Territory and royalty interests in the Kiniskan Lake and Manson Creek claims and the Telegraph Creek/Iskut River claims in British Columbia, described under "Narrative Description of the Business" below.

Pursuant to a sale and assignment agreement with Asset Liability Management Group ULC ("ALM") dated February 1, 2005 (the "ALM Agreement"), the Issuer acquired certain rights, title and interest of ALM in and to certain contracts and arrangements of ALM including current technical support and service contracts with various mine operating and exploration companies and any intellectual property used in connection therewith (including rights to secure certain patents). The assets acquired are more fully described under "Narrative Description of the Business – Remediation Business" below. In exchange, the Issuer issued to ALM 1,940,299 Common Shares of the Issuer at a deemed price of $0.67 per Common Share. Alexco also agreed to assume all liabilities and obligations of ALM under the contracts and arrangements to a maximum of the value of the remaining work to be performed under such contracts.

The net assets acquired by the Issuer under the Viceroy Agreement, NovaGold Agreement and ALM Agreement were measured at their approximate fair value. The fair value approximated book values for the assets. With respect to the assets acquired by the Issuer from ALM, the fair value was determined by the directors with the benefit of independent financial advice.

The above-described sale and assignment agreements were completed concurrently with an organization agreement (the "Organization Agreement") dated February 1, 2005 with Viceroy, NovaGold Canada, AlexSub and ALM. The Issuer agreed to complete a seed capital private placement financing to raise gross proceeds of not less than $2,500,000 by the issuance of up to 5,300,000 Common Shares of the Issuer at a price of $0.67 per Common Share, which it completed effective March 15, 2005.

Effective September 16, 2005, the Issuer entered into a letter agreement with NovaGold Canada granting NovaGold Canada a back-in right to acquire a 70% interest in the sulphide project and a 30% interest in the oxide project with respect to the Brewery Creek property. The sulphide project relates to exploration and if successful, future development of deeper sulphide resources related to one or more of the various oxide mineralized zones which are present along the Brewery Creek mineralized trend. The sulphide zone is generally interpreted to be the non-oxidized and deeper expression of surface mineralization or, in some cases, the "feeder" zones to the shallower, more disseminated gold mineralization. The oxide project, on the other hand, relates to exploration and if successful, development of shallower oxidized and direct cyanide leachable disseminated gold mineralization similar in character and geometry to the ore previously mined at Brewery Creek.

Under the terms of the letter agreement, within 60 days of the Issuer incurring a minimum of $750,000 in expenditures on the Brewery Creek property, the Issuer will deliver to NovaGold Canada a report as to the results of such expenditures. NovaGold Canada will have 60 days following receipt of the report to give notice that it wishes to exercise the back-in right. The back-in right will be exercisable by NovaGold Canada by paying $500,000 to the Issuer over a four year period and incurring $1,750,000 in expenditures on the Brewery Creek property over a five year period. The letter agreement contemplates the parties entering into joint venture agreements upon the completion of the payments and expenditures by NovaGold Canada.

The Issuer intends to fund the exploration and development of the Brewery Creek and McQuesten properties and its mine reclamation and remediation business using the proceeds of its prior private placement financing(s) and this Offering. In addition, the Issuer intends to seek and acquire additional properties worthy of exploration and development.

Certain of the directors and/or officers of Viceroy, NovaGold Canada and ALM were also directors and/or officers of the Issuer at the time the agreements with such parties were entered into. In addition, Clynton Nauman and Bradley Thrall hold 55% and 40%, respectively, of the outstanding shares of ALM.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Issuer's principal business is the exploration and development of the Brewery Creek and McQuesten properties in the Yukon Territory acquired from Viceroy pursuant to the Viceroy Agreement and NovaGold Canada pursuant to the NovaGold Agreement. In addition, the Issuer operates a mine reclamation and remediation business.

Mineral Projects

The Issuer's principal mineral projects are the Brewery Creek and McQuesten projects in the Yukon Territory.

Brewery Creek Property

Effective, September 16, 2005, the Issuer granted a back-in right to NovaGold Canada to acquire a 70% interest in the sulphide project and a 30% interest in the oxide project with respect to the Brewery Creek property. See "General Development of the Business – Three Year History and Significant Acquisitions and Significant Dispositions".

The Brewery Creek property is subject to two underlying royalty agreements, as follows:

(a)

A royalty agreement with Hemlo Gold Mines Inc. (now Newmont Mining Corporation), requiring the owner of the Brewery Creek mine to pay a "sliding scale" royalty on the first 300,000 ounces of production from the Brewery Creek property. The royalty is payable on quarterly gold production on the basis of (i) $10 per ounce if the average gold price for the quarter is less than $350 per ounce, (ii) $20 per ounce if the average gold price for the quarter is between $350 and $400 per ounce, (iii) $30 per ounce if the average gold price for the quarter is between $400 and $450 per ounce, and (iv) $40 per ounce if the average gold price for the quarter is greater than $400 per ounce. As of the cessation of gold production at Brewery Creek, royalties under this agreement had already been paid on 278,484 ounces of gold production.

(b)

A royalty agreement with Total Erickson Resources, Ltd. and Energold Minerals, Inc. requiring the owner of the Brewery Creek mine to pay a 5% net profits royalty (after recapture of pre- production expenditures) on profits from gold production at Brewery Creek.

The Issuer had an asset retirement obligation of $1,827,000 at March 31, 2005 at the Brewery Creek property, based on the estimated cash flows required to settle any abandonment and site restoration obligations relating to the Issuer's mining properties at the end of their useful lives. The asset retirement obligation of $1,827,000 was arrived at by the directors of the Issuer with the benefit of independent engineering and financial advice. The Issuer on an annual basis retains an independent engineering firm to review and opine on the remaining outstanding reclamation liability at Brewery Creek. The cost obligation to offset the liability is estimated using government published rates and schedules. Most of the payments to settle the obligations will occur on an ongoing basis over the lives of the related assets estimated to be for a period of up to 13 years. Undiscounted cash flows are estimated at $2,080,000. Cash flows have been discounted at 4% for the purposes of determining the asset retirement obligation and were recorded as a part of the Brewery Creek acquisition.

All of the reclamation work on the Brewery Creek property has been completed as per the conditions outlined in the Issuer's approved reclamation and closure plan. Final reclamation of the process solution ponds and the single remaining mine building will be completed once these facilities are no longer required and appropriate regulatory authorizations have been secured for their removal. Monitoring and terrestrial maintenance activities at the mine continue as per the schedule outlined in the Issuer's Water Use and Quartz Mining Licenses.

Qualifying Report

An independent qualifying report (the "Brewery Creek Report") on the Brewery Creek property entitled "Brewery Creek Gold Project, Yukon Territory, Canada" has been authored by Ronald G. Simpson, P. Geo. (the "Brewery Creek Report Author") of GeoSim Services Inc. dated November 4, 2005. The

Brewery Creek Report is available for review under the Issuer's profile on the SEDAR database at www.sedar.com. A copy of the Brewery Creek Report may also be inspected during distribution of the Common Shares being offered under this Prospectus and for 30 days thereafter at the corporate head office of the Issuer at Suite 900, 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1, during normal business hours.

The following disclosure relating to the Brewery Creek property has been derived from the Brewery Creek Report.

Property Description and Location

The Brewery Creek property and mine site are located 55 kilometres due east of Dawson City, Yukon on NTS map sheet 116B-1 at latitude 64°02' N and longitude 138°15' W. The property covers an area of approximately 9 x 17 kilometres or 12,772 hectares, consisting of 801 mineral quartz claims and fractions held under the provisions of the Yukon Quartz Mining Act. 93 claims are legally surveyed and have been converted to "Quartz Mining Leases", covering mine facilities, pits, waste dumps and adjacent drill indicated deposits including the Bohemian, West Big Rock, East Big Rock and South Fosters zones. 76 of the mining leases expire on May 21, 2016, seven expire on May 24, 2018 and ten expire on August 24, 2019.

The Brewery Creek mine is authorized under a Type A Water License (Water License) to obtain and use up to 2,724 cubic meters of water per day from Laura Creek (a tributary of the South Klondike River), and to deposit waste, as defined in Viceroy's water license application, into the catchment basins of Laura, Lucky and Pacific Creeks. The expiry date of the Water License, which is subject to the restrictions and conditions contained in the Yukon Waters Act and the Regulations made thereunder, is December 31, 2021. The Brewery Creek mine has a production license for the production of minerals pursuant to the Yukon Quartz Mining Act. The expiry date of the production license is December 31, 2021.

During 2002 - 2004, Viceroy undertook and completed approximately 90% of the mine area reclamation related to re-contouring and re-vegetation of pits and dumps. Exploration work outboard from mine areas is also authorized under a five year operating plan pursuant to mining land use regulations under the Yukon Quartz Mining Act.

145°W
140°W
135°W
130°W
125°W
65°N
60°N
YUKON
Dawson City
Keno Hill
Mayo
Carmacks
Faro
Ross River
Cantung
Haines Junction
Whitehorse
Carcross
Teslin
Watson Lake
NORTH
R-18
TRONDEK GWICH'IN SETTLEMENT LANDS
BREWERY CREEK PROPERTY
DAWSON CITY
DAWSON AIRPORT
Dempster Highway
North Fork
Klondike
River
R-7B
R-7A
Mine Area
DEMPSTER CORNER
R-22B
Klondike
River
South
R-2A
Klondike Hwy
R-2B
to Whitehorse
KLONDIKE PLACER GOLD FIELDS
0
10
20
Kilometres

Location Map

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Road access from Dawson City is 40 kilometres east on the paved Klondike Highway; seven kilometres north on the all-weather gravel Dempster Highway; then eastward for 20 kilometres on the upgraded North Fork Road to the southwestern edge of the property; and finally another six kilometres to the mine site on a company road. There are two river crossings on the 20 kilometre stretch of the upgraded North Fork Road. The first, across the North Klondike River, and the second, across Lee Creek, have bridges with weight limits of > 50,000 kg.

Dawson City, the principal settlement in the region, has a population of almost 2,000. From Dawson City there is regular air service and a paved highway to Whitehorse and points south.

The property is located in the foothills of the Olgivie Mountains, with elevations ranging between 540 and 1225 metres above sea level. Despite low elevations, relief on the property is moderately steep, characterised by V-shaped valleys cutting a gently rolling upland rising from the Tintina Valley. The area escaped the latest glacial advances resulting in oxidation of surface rocks down to a depth of 50 metres. Natural bedrock exposure is less than 1% and is restricted to outcrops of chert forming the steeper ridge tops on the property.

All north facing slopes and valley bottoms are influenced by permafrost. Areas of gentle topography, especially NW facing slopes, and gullies contain loess (fine wind blown silt) up to 17 metres thick.

The climate is semi arid, typical of northern interior regions, with most precipitation occurring in the summer. Temperatures are variable and extreme, with warm summers averaging 15-20° C and maximum temperatures reaching greater than 30° C. Winters are prolonged (November through March) and sometimes severe, reaching extreme minimum temperatures between -40 and -50° C. Average annual precipitation is 325 millimetres. The annual frost free period at Brewery creek is 111 days.

Infrastructure at the mine site has been scaled back with reclamation activities and consists of a permanent heap leach pad, process and overflow ponds, an exploration office complex with core and RC chip tray storage and a warehouse/office structure.

History

The initial claims were staked by Noranda Exploration Company Limited ("Norex") in 1987 to cover a reconnaissance geochemical anomaly. Further claims were staked in subsequent years to cover possible extensions of gold mineralization. In June 1990, Loki Gold Corporation ("Loki") entered into an option agreement with Norex and earned a 49% interest in the property by August 1991. In June, 1993, the remaining 51% interest was purchased, giving Loki sole ownership of the property. In 1994, the core claims covering the deposit areas, mine facilities and heap leach pad area were surveyed and taken to lease. In May 1996, Loki amalgamated with Baja Gold Inc. to form a new company under the name VLB Resource Corporation and became a wholly-owned subsidiary of Viceroy Resource Corporation. VLB Resource Corporation changed its name to Viceroy Minerals Corporation and later to Quest Mortgage Corp. (Viceroy).

Mineable oxide reserves were defined in eight near surface deposits along a strike length of 7 km. From west to east, the deposits were named Pacific, Blue, Moosehead, Canadian, Fosters, Kokanee, Golden and Lucky Zones. Construction of the mine started in 1995 and was completed in 1996.

A total of 279,541 ounces of gold have been produced at Brewery Creek from 1996 through 2002. During 1997, a total of 72,387 ounces of gold were produced at a cash cost of US$184 per ounce. In 1998, production totalled 79,396 ounces at a cash cost of US$177 per ounce. Production in 1999 fell to 48,164 ounces while operating costs rose to a cash cost of US$288 per ounce. Viceroy suspended seasonal mining operations earlier than planned and hired an independent consulting company to study recovery processes in an effort to improve recoveries. The company also conducted extensive exploration on the mine site to identify additional reserves. In 2000, Viceroy concentrated on selectively mining those ore bodies which were most oxidized and contained the highest grade. Production in 2000 fell to 48,048 ounces of gold at a cash operating cost of US$243 per ounce. Mining ceased at Brewery Creek in 2001, but heap leaching continued with production of 18,542 ounces of gold at a cash operating cost of US$222 per ounce.

During 2002, Viceroy undertook and completed approximately 50% of the mine area reclamation related to re-contouring and re-vegetation of pits and dumps. A heap detoxification program was initiated bringing cyanide and metal levels of heap effluent to water licence discharge levels, excluding selenium, by September 2002. An amendment to the water licence was approved by government regulatory agencies, allowing land application of heap effluent of no more than 200,000 cubic metres per year. Recirculation of effluent to the heap ceased in October 2002, excluding 450 litres/min that was applied to the heap over the winter (2002/2003) for snow making purposes. A final closure and decommissioning plan was prepared and submitted as required, to the regulatory agencies, and the primary elements of the plan adopted as water license amendments granted in April 2005.

Five near surface, drill indicated and inferred deposits remain outside of the mined areas. These deposits include the South Fosters Zone (immediately adjacent to the Canadian Pit), Bohemian Zone (500 metres east of the Lucky Pit), West and East Big Rock Zones (0.5 to 2 kilometres west of the Pacific Pit) and North Slope Zone (1 kilometre NW of the Kokanee Zone).

Recent structural mapping in 2002 by R. Diment and in 2003 by R. Diment and P. Lindberg has developed a more regionally consistent and comprehensive structural model that offers potential to define a higher grade, multi-million ounce, sulphide feeder source to the near surface oxide mineralization. This concept was partially tested by diamond drilling in 2004 at the Blue Pit. No significant new gold mineralization was encountered.

Preliminary exploration work and metallurgical testing was also carried out by R. Diment on assessing the potential resource of bedded barite on the property and whether it meets approved petroleum industry standards for drilling additives.

Geologic Setting

Regional Geology

The Brewery Creek property is located within the foothills of the Ogilvie Mountains along the northeastern boundary of the Tintina Trench. The Tintina Trench forms a 15 kilometre wide erosional valley that delineates the Mesozoic to Tertiary Tintina Fault, which is now obscured by extensive unconsolidated deposits that fill the Klondike River Valley. The fault juxtaposes Selwyn Basin stratigraphy on the northeast and the accreted terranes of the Canadian Cordillera on the southwest.

Selwyn Basin rocks northeast of the Tintina Trench have been polydeformed and imbricated by the Jura-Cretaceous Dawson, Tombstone and Robert Service Thrusts (Murphy, Heon 1994). The Robert Service Thrust, extending from the Dempster Highway east-southeast through the Mayo map area, carries the bulk of Selwyn Basin rocks, including those of the Brewery Creek property, in its hanging wall. The hanging wall stratigraphy includes thick sequences of Lower Proterozoic Hyland Group, Cambrian-Ordovician Road River Group and Devonian-Mississippian Earn Group sediments.

Local and Property Geology

Supracrustal rocks within the property boundary are composed of Rabbitkettle Formation (Cambrian-Ordovician) calcareous phyllite overlain by Road River Group (Ordovician-Silurian) volcanics and off-shelf sediments and Earn Group (Lower Devonian) siliclastics. Throughout most of the property, Cretaceous monzonite and quartz monzonite intrudes Earn Group and Road River Group stratigraphy as a series of semi-conformable sills along a 15 km strike length. Cretaceous (91 Ma), Tombstone Suite biotite monzonite and syenite stock-like bodies occur locally in the south-central part of the property. Sill emplacement is primarily controlled by a tectonized, graphitic argillite at the contact between the Earn and Road River Groups. This contact is also the locus of NNE-directed thrust faulting that has placed thin sequences (<150 metres) of Silurian siltstone against Devonian siliclastics. The age of thrusting is probably related to the earliest Cretaceous movement on the Tombstone Thrust.

The deformation history is complex consisting of four distinct folding events, three of which are recognized regionally in similar rocks to the ESE. Brittle faults, related the fourth and youngest deformation event, control the bulk of known gold mineralization within the Cretaceous sills and lesser Earn and Road River Group sediments.

Deposit Type

The Brewery Creek deposit exhibits characteristics of both intrusion-related and epithermal/Carlin type deposits. It is generally considered to be an alkalic intrusion-associated, gold deposit as most of the mineralization is concentrated within or proximal to the monzonites. Geological, geochemical, petrographic and fluid inclusion data indicates that original sill emplacement, first stage alteration and associated mineralization occurred at a relatively low temperature and high level within the crust. However, the presence of wispy-textured quartz veinlets, related to later shear zone deformation, indicates deposition at moderate to deep levels (Dunne, 1995), a common characteristic of Carlin-type deposits (Poulsen, 1996).

The reserves delineated to date consist of fracture-controlled quartz stockwork in siliclastic and intrusive rocks; however, the presence of local decalcification and silica replacement in the calcareous Steel Formation suggests that a Carlin Type model may be appropriate at Brewery Creek.

Mineralization

Gold mineralization at Brewery Creek is fracture controlled, primarily confined to hanging wall siliclastic strata, intrusive rocks and calcareous sediments along listric normal faults. Eighty-five percent of the reserves were hosted by Cretaceous quartz monzonite sills while the remainder was contained within brittle-deformed coarse clastic sediments of the Devonian Earn Group. Furthermore, newly discovered mineralization within Silurian calcareous siltstone and sheeted quartz veinlet systems within larger Cretaceous monzonite and syenite stocks increases the potential for defining economic "Carlin" and "Fort Knox" type deposits.

Typically, the reserve deposits delineated to date average 1 to 2 gpt Au with individual assays varying from trace to greater than 30 gpt Au.

Intrusive hosted mineralization is intimately associated with pervasive phyllic and locally intense argillic alteration and the introduction of secondary quartz with fine pyrite and arsenopyrite. These silicified areas host some of the highest-grade gold mineralization on the property with values up to 16 gpt Au / 6 metres, and 11.24 gpt Au over 10 metres in drilling and 2.07 gpt Au over 50 metres in trenching. However, high gold values are also associated with intense fracturing and weak silicification, suggesting that the more subtle and passive hairline stockworking is the main mineralizing event.

Stibnite veins (<1 metre) are common within the mineralized zones but rarely contain any significant gold values. Silicified intrusive clasts within these veins imply that the stibnite may represent a later hydrothermal event that occupied the same structures as the gold mineralizing event.

Extensive oxidation persists to a depth of 50 metres from surface. The most common oxidation minerals are goethite after pyrite, scorodite after arsenopyrite, and antimony ochre and kermesite after stibnite.

At Brewery Creek, the monzonite is grossly divided into the following variants; altered quartz monzonite (AQM) and limonitic altered quartz monzonite (LAQM). The AQM represents the sulfide or hypogene zone, where sulphides typically remain unoxidized. LAQM represents rock in which oxidation is complete.

Sediment hosted mineralization in Earn Group siliclastic rocks is confined to the Pacific, Blue and Moosehead Zones. Oxidation is less extensive than in the intrusive rocks, limited to a depth of 25 metres from surface. Gold appears more closely associated with arsenopyrite than is apparent elsewhere; however, this may be more a result of better preservation of the sulphides in the typically less oxidized sediments. All lithologies host gold mineralization; however, shale, siltstone and sandstone host higher gold values than greywacke and chert pebble conglomerate. This is likely due to the increased primary porosity in the thinly bedded, fine-grained sediments. Where structural controls are strongest, the host rock lithology becomes less significant.

In the North Slope zone, fracture-controlled gold mineralization occurs in narrow zones within Silurian Road River Group sediments. The Steel Formation, a calcareous and pyritic siltstone, exhibits local decalcification and replacement: these are typical characteristics of Carlin-type mineralization.

Mineralized Steel Formation siltstone also occurs in the North Schooner Zone, 0.5 to 2 kilometres east of the Bohemian Zone, where drilling has returned intersections of 3.04 gpt Au over 10 metres and trenching has returned gold values of 1.32 gpt Au over 17.7 metres.

In the South Schooner Zone (23400E/17600N) fracture-controlled mineralization is associated with chalcedonic quartz stockwork zones in sericitized Steel Formation siltstone. Drilling has returned significant but erratic intercepts up to 12.8 gpt Au over 2 metres and 2.44 gpt Au over 8 metres.

Exploration

Exploration surveys conducted at Brewery Creek between 1988 and 1999 included geological mapping, extensive grid soil sampling, ground and airborne geophysical studies and extensive, mechanized surface trenching. Due to the lack of recent glaciation and nominal overburden cover, soil sampling followed by systematic trenching proved to be the most useful tools in defining the geological and structural controls to gold mineralization.

Exploration work in 2004 by SpectrumGold Inc. included camp building, line cutting, road construction, Induced Polarization geophysical surveys and diamond drilling. The program was terminated prematurely due to safety issues related to an on site forest fire.

Geologic Mapping

Due to less than 1% outcrop on the property geological mapping was restricted primarily to trench and road cut exposures. Soil pit mapping was also utilized outboard from main exploration zones to develop a coherent and regionally consistent geology map.

Detailed structural mapping was carried out in 2002 and 2003. The purpose of the study was "to develop a temporal ore genesis model for the Brewery Creek Deposit to help focus future exploration drilling in assessing the potential for higher grade sulphide resources". Several conclusions were reached including:

-	The northern half of the entire Reserve ore trend appears to have been shifted left-laterally relative to the southern half; and

-	Mineralization is intimately associated with these left-lateral wrench faults that strike both NW and NE.

Soil Sampling Surveys

Soil geochemistry has been an important exploration tool at Brewery Creek. Gold-in-soil anomalies strongly define all the ore zones and exploration targets discovered. To date, greater than 24,000 soil samples have been collected.

The hydrothermal system at Brewery Creek is anomalous in gold, arsenic, antimony and mercury. Enriched zinc and lead values are characteristic of Earn Group sediments. Silver is weakly anomalous and erratic; it is associated with zinc in the sediments and gold in the epithermal system.

Between 1988 and 1992, more than 8,000 soil samples were collected.

Between 1994 and 1996, more than 10,500 soil samples were collected across previously sampled portions of the exploration grid. Anomalies were extended south of the Classic zone and west of the Big Rock zones.

In 1997, approximately 6,000 soil samples were collected to better define anomalous trends in the South Canadian zone.

Geophysics

Geophysical surveys consisted of ground magnetometer and IP surveys conducted between 1989 and 1992 by Norex. In 1998, an airborne magnetometer and radiometric survey was also conducted covering the entire property.

Although the airborne and ground magnetometer surveys were useful in delineating Tombstone Suite intrusive centres and their adjacent hornfelsed areoles, mineralized zones typically lie outboard or flanked these magnetic anomalies. The oxidized, auriferous sills that make up most of the Reserve Trend deposits exhibited a relatively flat magnetic response.

Results of a twenty-eight kilometre IP geophysical survey in 2004 clearly defined two chargeability domains (west-high and east-low) that are separated by a major northwest trending fault. The trace of this structure passes from the Classic Zone to just west of the Pacific production pit. A strong magnetic-high is coincident with the high chargeability anomaly.

Trenching

Due to the lack of outcrop and weathered, unglaciated terrain, mechanized systematic trenching of soil anomalies proved to be a very useful tool in defining geological and structural controls to gold mineralization and defining drill targets. A total of 318 trenches with at cumulative length of 42,298.8 metres were excavated on the property between 1989 and 1999.

Drilling

Reverse Circulation and Rotary Drilling

A total of 2,310 reverse circulation holes have been drilled since 1989, amounting to 126,112.2 metres. Average and maximum depth of drilling was 24 m and 45 m, respectively.

An additional 110 rotary drill holes were completed using the mine blast hole drill in 1999 and 2000.

Core Drilling

A total of 127 core holes (9,664.5 metres) have been drilled since 1989. RC drilling became the chief type of definition drilling from 1990 onward. Core drilling post 1989 was restricted to geotechnical drilling for pit wall stability, deeper sulphide drilling, and twinning significant RC hole intercepts for grade and thickness comparisons.

2004 Drilling

Core drilling was resumed in 2004 by SpectrumGold Inc. Unfortunately, the proposed program could not be completed due to forest fires in the vicinity.

Diamond drilling in 2004 tested targets at Blue, Blue East and South Pacific. At Blue, holes BC04-118 and BC04-119 were collared on the pit high wall and targeted steep north dipping, high grade gold bearing structures at depth. Significant historic drill hole values in the Blue Pit area include 16.0 metres of 9.0 g/t Au (RC94-873) and 12.0 metres of 14.0 g/t Au (RC94-856). Both holes intersected long intercepts of altered quartz monzonite. No significant gold mineralization (all values <0.5 g/t Au) was intersected in either of these two test holes.

Despite the lack of significant gold intercepts, results from the 2004 drilling are regarded as positive for the following reasons:

-	Lithology and alteration were favourable;

-	Anomalous arsenic, antimony and mercury values were encountered in all holes; and

-	Spectral analysis of clay minerals in drill core indicates favourable environments for gold deposition.

Sampling Method and Approach

Sampling at Brewery Creek involved RC drilling, diamond drilling, mechanized surface trenching and soil sampling.

RC Drilling

RC drilling was conducted using down hole hammer bits and drilling was conducted dry when ever possible to limit down hole contamination. The mine blast-hole drill was also used in 1999 and 2000 for infill definition purposes.

Samples were collected over two metre intervals. Sample material was fed into a cyclone and then dropped into a splitter. A 12.5 % split was collected in 12" x 20" plastic sample bags and used for assay purposes. All sample bags were sealed with tamper resistant ties immediately after the sample was collected.

The MRDI audit inspected sample weights from 1997 and 1998 drilling and found that they represented an acceptable range in recovery (minimum recoveries were calculated at 59%). Entire weights from 1991 drilling were found to be low relative to industry standards, averaging between 20-75%. However, the Issuer believes this recovery to be underestimated by approximately 20%.

Core Drilling

Core was washed and marked out into two meter sampling intervals or smaller (sample intervals are broken at lithologic contacts and around alteration and structural zones). Core recovery and rock quality data (RQD) were recorded. The core was logged and photographed. The core is then split longitudinally in half using a diamond rock saw or knife. MRDI audit concluded that although recoveries were low in early drilling campaigns in 1989 and 1990 recoveries in all later drilling campaigns were within industry standards. The results from the twinned hole comparison with RC holes showed no significant correlation between recovery in the core hole and grade difference between twinned holes (Huska, 1992).

In 2004 a competent mud program was implemented to improve on core recoveries. Holes were all started with HQ core and when ground conditions deteriorated were reduced to NQ. Overall recoveries ranged from a low of 62% to a high of 88%.

Trench Sampling

Systematic two metre continuous chip samples were taken along the bottom of a trench wall or outcrop face. Sample intervals were broken at lithologic contacts and around major alteration and structural zones to determine controls and relative distribution of gold mineralization. The two metre sample interval is considered acceptable since significant gold mineralization is typically controlled by fracture stockwork zones and local breccias in both intrusives and sediments ranging from 2-50 metres thick. Trenches were excavated at least 1.5 metres into bedrock to prevent any surface contamination. Panel or random chip samples are discouraged, as sampling bias is more likely to be introduced. If geology or structure is gently dipping or flat lying vertical, continuous chip samples are also taken in order to provide true mineralized widths as much as possible. Sample intervals were marked off with a tight chain and labelled in the field with metal tags affixed to wooden stakes. A strip log documenting the geology, alteration, and structural measurements were recorded.

Soil Sampling

Soil sampling consists of "B-Horizon" samples taken below the A-2 organic layer, and below the layer of White River Ash (a recent volcanic event which laid down a thin veneer of volcanic ash over south central Yukon). If a "B-Horizon" sample is unavailable, "A-Horizon", and possibly "C-Horizon" samples are taken, and the respective horizon is recorded. It is felt that sampling these horizons is preferable to not sampling the station. Other soil characteristics which are noted include depth of sample, horizon development, slope angle and direction, organic content, vegetation and surficial and rock chip geology.

Sample Preparation, Analyses and Security

Sample preparation and analytical techniques for trench, RC, RD and core drill samples were conducted by a variety of laboratories from 1989 through 2000 and are tabulated below.

Summary of Brewery Creek Sample Preparation and Analytical
Techniques for Trenches and Drill Holes

Year	Laboratory	Sample Preparation	Au Analytical Technique
1989	Norex Lab, Vancouver lab	12.5 % split from drill crushed, unspecified split pulverized to minus 200 mesh	Atomic Absorption in hot aqua regia digestion of 10 grams
1990	ACME Laboratories, Vancouver	12.5% drill split crushed and split, 250-300 grams pulverized	Atomic Absorption in hot aqua regia digestion
1991, 92	ACME Laboratories, Vancouver (analysis) Northern Analytical Laboratories, Whitehorse (sample prep)	12.5% drill split crushed and split to -1/4 inch, 250-300 grams pulverized	Atomic Absorption in hot aqua regia digestion
1993-1995	Terramin Research Laboratories, Calgary (analysis and pulverization) Onsite Loki Gold prep lab (crushing and splitting)	12.5% drill split crushed to -1/4 inch with jaw crusher by Loki personnel on site. 500 gram sample shipped to Terramin for Pulv and analysis.	30 gram fire assay with atomic absorption finish
1996-2000	Brewery Creek Mine Lab (crush, pulverize, analysis) Chemex Laboratories, (pulverize, analysis)	drill splits crushed to - 1/4 inch (mine lab), 500 gram split pulverized to - 150 mesh	30 gram fire assay with atomic absorption finish
2004	ALS Chemex Labs (crush, pulverize, analysis	See above	30 gram fire assay with atomic absorption finish

Data Verification

MRDI conducted a comprehensive resource and reserve audit in 1998, including verification and accuracy of the geological and analytical database. Approximately 3.3% of the total number of assays (n=62,167) had corresponding outside check assays which showed good agreement with the original assays. Results from a single batch of check assays from Chemex Laboratories in Vancouver assays (n=42) in 1998 averaged 42% higher than the original Mine assay laboratory. Subsequent re-assaying, including an additional outside laboratory verified that the check assays were contaminated during preparation and analysis at Chemex. Later 1998 drill hole samples produced an acceptable correlation between Chemex and Brewery Creek laboratory assays. Gold values used in resource estimations were the lower and more accurate assays produced by the Brewery Creek laboratory, thus resource estimations were not materially affected.

Subsequent to the MRDI audit more rigorous check assay procedures, involving up to 12 outside laboratories, were put in place.

Cyclicity tests were also performed on 2,260 RC holes to test for down hole contamination. Only 0.9% of holes (20 holes) failed the test which is within industry standards.

Mineral Processing and Metallurgical Testing

Mineral Processing Facilities

The Brewery Creek mine process facility consisted of a large permanent heap leach pad, and adsorption, desorption and gold recovery ("ADR") plant, process and overflow ponds and ancillary facilities. The ADR plant was removed in 2004.

The leach pad is divided into 7 cells, each nominally 83 metres wide and 462 metres long. Each cell can accommodate approximately 1,500,000 tonnes of ore. The cells are separated by earthfill dividers, approximately one metre high.

Solution ponds are required to store both operating solutions and the rainfall/snowmelt from the pad area. In the unlikely event that the solution volumes exceed the maximum design criteria, a permitted effluent treatment plant and land application system has been constructed. The systems allows for the treatment and release of excess process solution of up to 200,000 cubic metres per year. Given sound solution management and the normal operational controls, the probability of an overflow is considered to be remote.

Projected vs Actual Gold Recoveries of Heap Leach Pad

Prior to mine production, metallurgical testing was conducted by Lakefield Research of Lakefield Ontario and by Kappes Cassiday & Associates (KCA) of Sparks, Nevada. KCA conducted 13 column leach tests and 207 bottle rolls on samples of drill core and material obtained from surface bulk trenches. This material was crushed to-50mm, screened, or leached as run-of-mine material. Tests by Lakefield Research, including specific gravity determinations, SAG mill grinding and Bond Work Index calculations, all of which were conducted on samples of drill core and surface trench samples.

Results from the testwork indicated that run of mine material was amenable to heap leaching with an overall weighted average recovery of 88%. Crushing tests indicated a potential increase of only 2-4 % that would also require additional costs of agglomeration. Overall heap recovery was projected at 78% after allowances for preg robbing graphitic argillite (2%), coarse ore (2%) and transition/sulphide ore (6%) were subtracted. Rate of recovery was predicted at 80% over a 100 day leach period.

A total of 9,458,000 tonnes of ore at an average grade of 1.534 gpt Au (466,550 ounces.) have been placed on the heap from 1996 through to 2000. Total gold recovered as of December 2002, is 279,541 ounces, indicating a current heap recovery of 60%. The 18% reduction in recovery and longer recovery rates can be explained by comparing sample type and test results from 18 column tests and over 2000 bottle rolls collected during mining operations and comparing them to the sample type and test results used for the feasibility study.

	Feasibility Data	Current Data
Weighted average of LAQM column leach tests:	88%	72%
Less allowance for coarse ore and heap scale-up:	-2%	-2%
Less allowance for preg robbing material:	-2%	-0%
Projected recovery for oxide ore:	84%	70%
Less provision for transitional ore:	-6%	-6%
Projected weighted recovery from the heap:	78%	64%

In retrospect, when comparing the current global recovery estimate of approximately 64% (using the feasibility methodology) for all of the ore currently on the leach pad to the original estimate of 78%, the largest variance is in the initial LAQM recovery starting point. The average recovery shown of 72% is for all of the columns conducted since commencement of operations (total of 18) on core and trench samples at various depths (ranging from surface to 60 metres) and deposits. Column tests used in the feasibility study were from surface trenches (0-8 metres). The LAQM recovery indicates a much lower oxide global recovery than samples at the surface.

In general, the methodology used for determining a global heap leach recovery in the feasibility report was acceptable but the selection of the samples used in the column leach tests created an overestimation of the LAQM ore type by projecting the surface recoveries through depth for all of the deposits.

The current recovery model is based on the results of over 2,000 additional bottle roll tests, additional column leach tests, actual heap performance and a comprehensive metallurgical review conducted by MRDI in 1999 and 2000. The model depends less on column leach tests and more on bottle roll tests and preg robbing shake tests.

By incorporating the new recovery model against the remaining resources, the ultimate recovery of all future ore reserves is estimated at 65%.

Mineral Resource and Mineral Reserve Estimates

Density

A review of bulk density measurements was undertaken by MRDI (Resource and Reserve Audit, 1999). MRDI located bulk density data relating to 217 samples collected in most mineral zones and comprising the major rock types as follows.

Summary of density measurements

Rock Type	Number of measurements	MRDI Average	Assigned to Model
LAQM/LQM	91	2.43	2.40
QM / AQM	20	2.62	2.50
Argillite	15	2.61	2.40
Other sediments	23	2.53	2.40

Block Modeling

Most of the gold deposits at Brewery Creek were modelled using SURPAC software. Block models were created for each zone with a block size of 5 x 5 x 6 metres. Data used for the model were mainly 6-metre bench composites of assay intervals from diamond and reverse circulation drill holes. Trench data was not used for block model estimation since the grades were not considered to be as representative and unbiased as the drill data. Data from one trench was used in a sectional resource estimated for the North Slope zone which has now been classified as ‘inferred’.

Eight of the mineral zones at Brewery Creek have been mined out and four zones have block model resource estimates but were not mined. Two zones, North Slope and Classic, had preliminary, "hand-calculated" sectional resource estimations but only the former contained significant mineralization above a cutoff grade of 0.5 gpt Au. Several other zones did not have sufficient drilling to estimate a resource.

Blocks were interpolated using Inverse Distance to the fourth power (ID4) in which the weight of each composite is inversely proportional to its distance to the centre of the block. This method was chosen after experimental block models using inverse distance powers of 2-5 and Kriging were compared to blast hole results and actual mined blocks.

Only composites located inside the mineralized zone were used to estimate block grades. Anisotropic search ellipses were developed and oriented parallel to the strike and dip of the sills. No significant geostatistical analysis was carried out and search parameters were based primarily on zone geometry.

Grade capping was done on assays at selected zones according to recommendations made by MDA (Feb. 1998). In the most recent estimates of unmined zones, capping was only carried out for the Bohemian deposit (capped at 8 gpt Au).

Following initial grade interpolation, an estimated recoverable gold grade was calculated based on bottle roll tests from each zone and recoveries from actual mining operations. This recovery factor was calculated based on a combination of depth from surface (oxidation level) and rock type.

In 1999 MRDI carried out an extensive audit on the Brewery Creek reserves and resources. They recommended several changes to the procedures, most of which were adopted, at least partially. The main exception was in resource classification where a measured category was never estimated but simply combined with the indicated material. Changes made to the estimation procedure were as follows:

-	Minimum composites required to estimate a block increased from 2 to 3 (4 were recommended)

-	Search ellipse orientations were revised

-	Trench assays composites were not used (formerly used in Bohemian zone)

Recommendations that were not followed include restricting the number of composites from a single drill hole but until very recently this option was not available in SURPAC.

Sectional Modeling

In 1997, a hand-calculated, sectional resource was estimated for the North Slope zone. A total of eight cross-sections with geology and gold assay values were cut through the North Slope zone. These sections were interpreted as to geological framework, and mineralized zones above the cutoff were drawn. Subsequently, the mineralized zones were broken down into polygons based on distance from data and the areas of the polygons were measured.

The cross-sectional polygons were assumed to project half way to the adjacent sections. Because of the relatively early stage of exploration at the North Slope zone, the distance between sections is as much as 120 metres.

The cutoff grade used for composite creation was 0.5 grams/tonne Au, over a minimum length of 4 metres. Two consecutive meters of internal waste were permitted if the overall grade of added material exceeded the basic 0.5 gpt Au cutoff. On occasion, where a very high grade (>10 gpt Au) sample was present, additional material below cutoff may have been added to make a mineable thickness.

Because of the geological resource nature of this calculation, there was no attempt to correlate ore zones between sections. Mineralization was projected 25 metre outward beyond the first and last sections.

Grades for the polygons were taken directly from the nearest drill hole composite. If a polygon were positioned midway between two drill holes, it received a grade which was the mean of the two drill hole intercepts.

If the drill hole or trench intercept ended in material above the cutoff grade, this information was used to draw the polygon, but no grade was extrapolated to an area. Exceptions occurred if the indicated interval was of 4 metres or more and continuity looked geologically reasonable.

In light of industry standards currently established for mineral resource estimation, this resource has all been included into the 'inferred' category mainly due to the wide drill spacing and lack of correlation between sections.

The majority of the geological resource of the North Slope Zone is hosted within very weakly oxidized material. Bottle roll tests conducted on samples from the 1997 RC drilling program showed no apparent relationship between gold recovery and depth from surface, although the best recoveries were always within the top 30 metres. Recoveries ranged from 2% to 75% with an average recovery of 23%.

Classification

The Brewery Creek mine classified its resources on the basis on nominal drill-hole spacing. Resources were considered to be ‘measured and indicated’ if drilled on a 25-metre by 25 metre spacing. In the MRDI 1999 audit, it was stated that "this is acceptable industry practice, but should be supported by search parameters (minimum distance to composites and minimum number of composites) that are determined by variography".

The most recent resource estimations used a minimum of 3 composites to estimate a block and the number of composites used and distance to the nearest composite were recorded for each block. Due to the fairly tight drill spacing, most blocks within the zone constraints were within 25 metres of at least one composite. The one exception was the Bohemian zone where about 12.8% of the resource tonnes were contained in blocks that were greater than 25 metres from the closest composite but less than 1% in blocks that were more than 40 metres distant.

Since parameters for a ‘measured’ category were never defined for the block models, the current resources are all assigned to the ‘indicated’ or ‘inferred’ category. The following tables show the current mineral resources at a cutoff grade of 0.5 gpt Au:

Brewery Creek Indicated Resources

Zone	Tonnes > Cutoff	Grade gpt/ Au	Recov. Grade gpt Au	Total In-situ oz	Estimated Recov. oz
W.Big Rock	815,800	1.133	0.764	29,700	20,000
E.Big Rock	1,017,400	0.907	0.577	29,700	19,000
Bohemian	1,180,900	1.126	0.702	42,800	27,000
Lower Fosters	961,900	1.387	0.576	42,900	18,000
Total*	3,975,900	1.135	0.652	145,000	83,000

* rounding of values accounts for minor discrepancies in totals

North Slope Inferred Resource

Zone	Tonnes >= Cutoff	Grade gpt Au	Total oz
North Slope	2,214,000	2.01	143,000

Recovery factors were not estimated for the North Slope zone due to lack of data at the time of the study. More recent bottle roll tests on 9 samples from the 1997 RC drill program yielded recoveries ranging from 2% to 75% with an average recovery of 23%.

As part of their 1999 audit, MRDI conducted a bias check on each of the deposits to verify if the resource model grades were statistically unbiased with respect to the composite grades. It was concluded that there was no apparent bias between declustered composite grades and the estimated block grades on a bench by bench basis. Composite and block grades within the mineralized zone located inside the pit shells reconciled particularly well.

Interpretation and Conclusions

According to the Brewery Creek Report Author, the current data and information are adequate for the assumptions, conclusions and recommendations included in the Brewery Creek Report. Although the mine is currently in a reclamation and closure phase, geological and structural mapping in 2002 and 2003 has developed a more regionally consistent structural model that offers potential for the discovery of additional oxide and higher grade sulphide deposits. Drilling to date has been inadequate in assessing this potential. Comprehensive structural and stratigraphic mapping needs to continue outboard from the known deposits to define the potential of other polydeformed, regional fold closures that may have acted as deep seated, extensional sinks for later gold deposition. In a current environment of improving gold prices and approximately 2 million tonnes of useable space left on the heap leach pad, indicated resources of 145,000 ounces and inferred resources of 143,000 ounces may prove economically feasible in the future. The 5 kilometre Classic structure, of which only one kilometre has been drill tested, needs further work to define possible higher grade areas and its relationship with the regional deformation history.

Recommendations

Continued exploration work at Brewery Creek is recommended. Work should continue on detailed structural mapping of existing trenches and road exposures and re-logging of the deeper drill holes on the property in order to refine local controls to gold mineralization and how they relate to the regional deformation model. This mapping and re-synthesis of available data is critical to defining blind, higher grade sulphide targets at depth. In particular, priority should be given to defining extensions of the structurally complex areas in the Moosehead, Bohemian-Sleemans Trend and the Classic Zone.

Drilling is recommended in the Pacific, Blue and Classic Zones.

Proposed Exploration Budget

Based on the work recommendations stated above an exploration program and budget are proposed below:

Phase 1 Mapping and Drilling Program

HQ Core Drilling	2700 meters @ 150/m	$405,000
Mob/Demob of drill equipment		$10,000
Down hole survey		$10,000
Geologist	4 months @ 10000/month	$40,000
Geological technicians (2)	3 months @ 10000/month	$30,000
Assays	1350 samples $25/sample	$33,750
Vehicle	3 months @ $2500/month	$7,500
Camp	720 mandays @ 75/day	$54,000
Site Prep & Reclamation		$37,000
Travel & accom		$15,000
Report Prep		$10,000
Freight		$10,000
Supplies		$20,000
Contingency @ 10%		$68,000
	Total	$750,250

If results from this first phase core drilling program are favourable, the phase 2 drilling campaign would follow. Other targets generated from structural mapping and data synthesis in Phase 1 would also be incorporated into this phase 2 program. Estimated expenditures would be in excess of $2.5 million.

Phase 2 Program

HQ Core Drilling	4500 meters @ 150/m	$675,000
RC Drilling	2500 metres @ $95/m	$237,500
Mob/Demob of drill equipment		$35,000
Down hole survey		$15,000
Sr. Geologist	6 months @ $10000/month	$60,000
Jr. Geologist	3 months @ $7,500/month	$22,500
Geological technicians (4)	3 months @ $20,000/month	$60,000
Assays	3500 samples $25/sample	$87,500
Vehicles (2)	3 months @ $2500/month	$15,000
Camp	1500 mandays @ 75/day	$112,500
Site Prep & Reclamation		$120,000
Travel & accom		$35,000
Report Prep		$16,000
Freight		$40,000
Supplies		$60,000
Contingency @ 10%		$159,000
	Total	$1,750,000

McQuesten Property

The Issuer holds a 70% interest in the McQuesten property through its wholly-owned subsidiary AlexSub. Eagle Plains Resources Ltd. ("Eagle Plains") holds the other 30% interest. The interests are held subject to a joint venture agreement dated December 1, 2003 between AlexSub and Eagle Plains. The McQuesten property is also subject to a 2% net smelter return royalty reserved to the original owner, Bernard Kreft pursuant to an agreement dated April 10, 1997 between Bernard Kreft and Eagle Plains.

Qualifying Report

An independent qualifying report (the "McQuesten Report") on the McQuesten property entitled "Technical Report on the McQuesten Property" has been authored by Janice Fingler, M.Sc., P.Geo. (the "McQuesten Report Author") dated November 7, 2005. The McQuesten Report is available for review under the Issuer's profile on the SEDAR database at www.sedar.com. A copy of the McQuesten Report may also be inspected during distribution of the Common Shares being offered under this Prospectus and for 30 days thereafter at the corporate head office of the Issuer at Suite 900, 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1, during normal business hours.

The following disclosure relating to the McQuesten property has been derived from the McQuesten Report.

Property, Description and Location

The McQuesten property, formerly the "Wayne Property", is located in the Mayo-Keno Hill District of the central Yukon Territory, approximately 56 kilometres northeast of the town of Mayo and 350 kilometres due north of the town of Whitehorse. The property is centred at latitude 63 53’ North and longitude 135 40’ West, within the area covered by topographic sheet NTS 105 M/13.

The property covers an approximate area of 744 hectares (1838 acres) and consists of 55 quartz mining claims and fractions in three blocks, referred to as the McQuesten, Chiko and Hoito blocks. A single outlying claim, Twins 7 (3.7 ha) , lies to the west of the McQuesten block.

The following claims comprise the McQuesten property. All claims are currently in good standing.

ClaimName	Claim Block	Grant Number	Claim Owner	Record Date	ExpiryDate
Twins 7		YC02322	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2006
Chiko 1	Chiko	YC02670	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%	10/27/2000	10/27/2010
Chiko 2	Chiko	YC02671	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 3	Chiko	YC02672	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 4	Chiko	YC02673	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 5	Chiko	YC02674	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 6	Chiko	YC02675	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 7	Chiko	YC02676	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 8	Chiko	YC02677	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 9 Fr.	Chiko	YC02678	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 10	Chiko	YC02679	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Hoito 1	Hoito	YC02323	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Hoito 2	Hoito	YC02324	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Hoito 3	Hoito	YC02325	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Hoito 4	Hoito	YC02326	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Hoito 5	Hoito	YC02327	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Hoito 6	Hoito	YC02328	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Hoito 7	Hoito	YC02329	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Hoito 8	Hoito	YC02330	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Doug 1	McQuesten	YB28942	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/4/1992	3/4/2017
Doug 2	McQuesten	YB28943	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/4/1992	3/4/2017
Doug 3	McQuesten	YB28944	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/4/1992	3/4/2017
Doug 4	McQuesten	YB28945	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/4/1992	3/4/2017
Doug 5	McQuesten	YB28998	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2017
Doug 6	McQuesten	YB28999	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2017
Doug 7	McQuesten	YB29000	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2017
Doug 8	McQuesten	YB29001	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2017
Doug 9	McQuesten	YB29395	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	11/18/1992	3/4/2017

ClaimName	Claim Block	Grant Number	Claim Owner	Record Date	ExpiryDate
Jarret 1	McQuesten	YB29440	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/18/1992	3/4/2017
Jarret 2	McQuesten	YC01768	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	4/30/1999	4/30/2009
Lakehead 1	McQuesten	YB64184	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2012
Lakehead 2	McQuesten	YB64185	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2012
Lakehead 3	McQuesten	YB64192	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/30/1995	3/4/2016
Lakehead 4	McQuesten	YB64193	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/30/1995	3/4/2016
Lakehead 5	McQuesten	YB64186	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2016
Lakehead 6	McQuesten	YB64187	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2016
Lakehead 7	McQuesten	YB64188	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2016
Lakehead 8	McQuesten	YB64189	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2016
Lakehead 9	McQuesten	YB64190	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2016
Lakehead 10	McQuesten	YB64191	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2016
Lakehead 11	McQuesten	YB64194	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/30/1995	3/4/2016
Lakehead 12	McQuesten	YB64195	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/30/1995	3/4/2016
Lakehead 13	McQuesten	YB64196	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/30/1995	3/4/2016
Mary 1	McQuesten	YB29002	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2016
Mary 2	McQuesten	YB29003	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2016
Mary 3	McQuesten	YB29004	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2016
Mary 4	McQuesten	YB29005	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2016
Mary 5	McQuesten	YB29394	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	11/18/1992	3/4/2016
Mary A Fr	McQuesten	YC10995	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/2/2003	9/2/2009
Mary B Fr	McQuesten	YC10996	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/2/2003	9/2/2009
North Fr	McQuesten	YC10897	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	8/8/2003	8/8/2008
South Fr	McQuesten	YC01212	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	7/6/1998	3/4/2013
Wedge 1 Fr	McQuesten	YC10946	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/9/2003	9/9/2009
Wedge 2 Fr	McQuesten	YC10993	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/18/2003	9/18/2009
Wedge 3 Fr	McQuesten	YC10994	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/18/2003	9/18/2009

Note: The McQuesten Report Author has derived the information contained within this table from the on-line claim information service provided by the Yukon Mining Recorder. It does not constitute a legal search.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The McQuesten and Hoito claim blocks are accessible from the all weather Silver Trail Highway. Direct vehicle access to the known mineralized zones on the eastern portion of the property is possible via an unserviced airstrip and old logging roads. The Chico block is accessible from the Duncan Creek Road which branches off the Silver Creek Trail near Mayo.

Mayo is a full service community with an available workforce, and some contracting facilities. A power transmission line originating at the Wareham Dam 10 kilometres north of Mayo extends across the property. Generating capacity of this facility is roughly 5 Megawatts (Yukon Energy Corporation).

Topography of the McQuesten Project consists of the gently north sloping, subtly terraced south flank of the broad glaciated McQuesten River valley. Outcrop exposure is poor, although slightly more abundant along terraced areas. Permafrost underlies much of the property, except where previous work has stripped the surface cover.

History

Records indicate the Mayo-McQuesten area was prospected as early as 1887, primarily for placer occurrences. In addition to early placer mining, silver (Silver King vein) was discovered in 1906 on Galena Creek, located 1.6 kilometres north of the McQuesten claim boundary. With the activity at the Silver King mine, interest spread to the east towards Keno Hill where a discovery of galena carrying high-grade silver was made in 1919. Between 1919 and 1989, the Keno Hill-Galena Hill lodes were explored and developed, becoming the richest silver deposits in Canada. The deposits up to 1989 produced more than 213 million ounces of silver, with millions of pounds of lead, zinc and cadmium. In addition, about two million dollars of recorded gold has been won from the placers of the area.

The discovery of auriferous skarn and replacement gold mineralization within the McQuesten property in 1981, and gold to the south at the Aurex property in 1993, suggested that the area had potential for bulk tonnage gold mineralization. Within the confines of the property, the principal gold-tungsten-bismuth-arsenic mineralization occurs just north of and straddles the Silver Trail Highway.

Gold-arsenic-antimony-bismuth mineralization occurs on the adjacent property on Aurex Hill and silver-lead-zinc lodes occur to the east on Keno and Galena Hills. The Silver King mine lies one kilometre to the north and the Husky Southwest silver-lead-zinc mine lies 3.2 kilometres east-northeast from the McQuesten claim boundary. Smaller silver-lead-zinc deposits occur on Mount Haldane located 10 kilometres west of the McQuesten claim block.

Geological Setting

The McQuesten Property is located within the western part of the Selwyn Basin, in northern Yukon Territory. The stratigraphy of the area consists of deformed and metamorphosed strata of basinal sediments which accumulated at the edge of the Neoproterozoic to Paleozoic continental margin.

During the Jurassic to Cretaceous (160 and 130 Ma), the area was subjected to compressional orogenesis related to large scale plate convergence. This shortening episode also caused ductile north-south directed thrusting which generated three main ductile thrust panels containing highly strained to transposed basin strata. In the area of the McQuesten Property, the trace of the Robert Service Thrust is evident and the underlying Tombstone Thrust is expressed as an EW corridor of intense strain developed in hangingwall sediments.

Between 90-95 Ma, a tectonic change from convergence-oblique to subduction-dextral strike slip movement resulted in an episode of magmatism and the emplacement of the Tombstone series of intermediate to felsic plutons. Later renewed compressional tectonism forming the McKenzie Mountains induced another magmatic event at 65 Ma, and the emplacement of the McQuesten series of plutons. Several gold deposits in the region, such as Dublin Gulch, Scheelite Dome, Clear Creek and Brewery Creek, are related to the Tombstone plutons.

The Tombstone intrusions are economically important in the McQuesten region as they commonly host quartz and potassium feldspar bearing scheelite-sulphide veins that commonly are anomalous in gold, silver, bismuth, arsenic, tungsten, molybdenum and antimony (Murphy 1997). This veining locally is intense enough to be potential hosts for bulk tonnage gold deposits (e.g., Dublin Gulch, 98.6Mt at 1.19g Au/t, Smit et al.). Additionally, these intrusions are potential sources for mineralizing fluids for distal disseminated/replacement style gold mineralization.

Deposit Types

The McQuesten property is located within the Tintina Gold Belt, a 35 million ounce gold producing trend which comprises several mineral-rich district extending through Alaska and the Yukon Territory. The gold deposits are typical of those found worldwide in well preserved, moderate to high temperature Phanerozoic collisional orogens.

The mid Cretaceous plutons of the McQuesten are part of the Tombstone-Tungsten Suite and form a 700 kilometre long sub-belt of with similar magma associations. The distribution of these intrusions ranges from the southeastern Yukon to east-central Alaska, with the Tungsten Suite in the SE Yukon area and the Tombstone Suite extending from east-central Yukon to east-central Alaska. The Tombstone plutons are typically small (<5 sq km) and may be composite to homogeneous or zoned. They have been emplaced over a wide depth range. They are also dominantly metaluminous, calc-alkaline to subalkaline, and plot as arc and I-type. Styles of mineralization related the Tombstone Suite intrusives include intrusive hosted sheeted stockwork gold-quartz veins (Fort Knox), skarns (Scheelite Dome), proximal replacement zones (Brewery Creek), distal skarnoids and fissure veins (Keno Hill).

Historically, the most regionally important type of mineral deposit is the clastic metasediment hosted vein silver lead zinc of the Keno Hill district (Beaudoin & Sangster, 1995).

Mineralization

The following mineralization types and relative temporal relationships occur at the McQuesten Property:

(1)           Early quartz lenses and boudins

Occur in sedimentary rocks and not intrusives. Structurally controlled by fractures, small faults, shear zones and disrupted bedding planes.

(2)            Quartz-scheelite veins

Hosted mostly by quartzites and calc-silicate schists. Appear to be concentrated near intrusives.

(3)            Calc-silicate skarn with pyrrhotite (gold)

Shear and contact metamorphic-induced calc-silicate altered sediments (calcareous siltstones) contain abundant pyrrhotite (locally in massive bands) along low angle shear planes and later veins and fractures. Pyrrhotite forms 99+% of the sulphide mineralization associated with the calc-silicate alteration, with minor/trace amounts of chalcopyrite, pyrite and sphalerite.

(4)            Pyrrhotite-pyrite disseminated in intrusives

In hornblende-plagioclase porphyry and granodiorite intrusions; where pyrrhotite (5-7%) and/or pyrite (3-4%) has pseudomorphed the reactive, carbonatized hornblende phenocrysts.

(5)            Quartz-arsenopyrite-pyrite+/-gold veins

Tend to occur in clusters of dilatent zones. The veins range from 2 -10 millimetres in thickness. The veins at McQuesten are seen crosscutting schistose quartzites, phyllites, graphitic schist, calc-silicate sediments, hornblende porphyry, and granitic intrusions.

(6)            Siderite-galena-sphalerite+/-arsenopyrite+/-gold veins/breccias

These veins and vein breccia zones may be similar to those described at Keno Hill, Galena Hill and Mount Haldane and are siderite healed brittle fault zones with coarsely crystalline galena and marmatite sphalerite. All vein/faults and joints are coated with manganese and minor to moderate iron oxide. The host rocks all show extensive sericitization.

(7)            Oxidation Effects

Limonite occurs along shear foliation planes and fracture surfaces as goethite after pyrite and hematite after pyrrhotite. Other oxide minerals include manganese wad, calcite, anglesite and scorodite. Limonitic sections typically have elevated geochemical results for mobile elements such as molybdenum, arsenic, antimony, bismuth and gold. Free gold has been panned from the West Zone, from the strongly oxidized material which was mined by B. Kreft (Schulze, 1998).

Historical Exploration Results

Several airborne magnetic surveys have been completed over the McQuesten property and adjacent areas. Contoured results of magnetic data have identified a broad high magnetic response over the northwestern part of the McQuesten claim block, with a series of strong negative responses along the southern part of the block, in the area of West and East Zones. Geophysicist J. Wright of Newmont suggested that the high magnetic signature in the north may be related to a large intrusive pluton at depth.

Thin to moderate glacial till with limited outcrop exposure overlies the west-central area of the McQuesten block, while thicker till to greater than 20 metres overlies the rest of the block. Thick terraces of glacio-fluvial and alluvial gravels cover the area of the Hoito block and colluvium and minor glaciof-fluvial gravels cover the area of the Chiko block. Due to these local conditions, little surface rock sampling has been recorded for the McQuesten property. Soil sampling similarly has not been a very effective exploration tool in the area of the McQuesten block, due to thick overburden.

To overcome this difficulty, a total of sixty sites were power augered on the McQuesten block, with thirty holes reaching bedrock. Significant auger results are as follows:

Sample Number	Area	Results	Associations
NDR 1547	Far East	250 ppb Au 1250 ppm As 5.6 ppm Bi	Along the southern contact of magnetic high
NDR 1557	Far East	115 ppb Au 752 ppm As 1.7 ppm Bi	Along southern contact of magnetic high, near EW fault; quartz-siderite veining in graphitic quartzite
NDR 1551	Northeast of Far East	5 ppm Sb 45 ppb Au	Along southeast contact of inferred buried intrusive (magnetic high); quartz-siderite veining in muscovite-limonite schist
NDR 1550	Northeast of Far East	416 ppm As 3.7 ppm Bi	Quartz-muscovite-limonite schist

NDR 1587	Northeast of Thompson Creek (1km)	594 ppm As 6 ppm Sb	Along NNW fault, near intersection with NE fault.

During the 1981 and 1982 drill testing of the Ag-Pb-Zn Wayne occurrence, gold values were first discovered to be associated with intervals of pyrrhotite skarn mineralization. In 1992, B. Kreft mined 17 tons of this limonite-pyrrhotite skarn material from the surface area of the original Wayne occurrence, at a grade of 1.29 oz/ton and an average recovery of 83%. This demonstrated clear potential of the property to host a gold deposit.

In 1997, nine trenches totalling 440 metres were excavated, with five testing the West Zone and four testing the East Zone. A total of 242 samples were collected and analysed for gold. In 1998, twenty-six trenches totalling 3279 metres were excavated and samples were were analysed for gold and 32 other elements. Four of the trenches tested the West Zone, eight tested the stratigraphy north of both zones, five tested the Central area between the West and East Zones and three tested for eastern extensions to the East Zone.

In 2000, Newmont excavated a single 51 metre long trench to the east of Thompson Creek. The purpose of this trench was to better expose bedrock in the vicinity of a rock sample which returned 9.8 g/t gold.

A summary of significant trenching results is as follows (from Caira and Stammers, 2000):

Trench	Area	Significant Results	Comments
TR97-01	West	24m@2.1 g/t Au 20m@3.4 g/t Au 25m@1.6 g/t Au	Two NNE faults (023/73NW); po-lim-drusy qtz veins with galena; in HW schist; minor calc-silicate sediments
TR97-02	West	4m@0.50 g/t Au 8m@0.72 g/t Au	Faults 070/77S; high grade in faults,fractures cut intrusions (5 and 12 m thick); clay-ser-qtz carb alteration.
TR98-02	West	14m@0.38 g/t Au	Calc schist cut by ENE faults/43S and 2 NNW cross faults (205/52SW) at intersection w/ NNE fault (015/75NW)
TR98-11	West	6m@0.66 g/t Au 4m@7.97 g/t Au 16m@3.04 g/t Au	NNW faults dip 21-87SW and ENE sheeted veins; calc- silicate seds and graphitic quartzites (ENE/dip S); granitic dyke 15 metres to S
TR98-16	West	14m@0.50 g/t Au 4m@2.4 g/t Au	Grades in HW schist; calc-silicate seds; no nearby granites? Easterly low angle faults/37S
TR98-15	Central	8m@0.71 g/t Au 12m@0.62 g/t Au	Grades in HW schists; NE faults (030/36NE); 2m dyke
TR98-17	Central	4m@0.55 g/t Au 4m@0.64 g/t Au	Grades in HW schists along low angle faults (068/20S), NNE faults (026/36SE); granitic dyke lacking grade
TR98-18	Central	6m@0.42 g/t Au 3m@0.52 g/t Au	Grades in HW schists near NW fault (330/75SW) and NNE fault (038/50SE); EW faults w/ low grade; dyke.
TR98-19	East	4m@2.3 g/t Au	Grades in HW schists; EW faults dipping 16-43N, NNE faults (030/NW?); calc-silicate; bound by two NW faults
TR97-05	North East	4m@0.99 g/t Au 8m@0.79 g/t Au	HW schist with calc-silicate horizons; narrow intrusive dyke; two NNW faults at AZ335.
TR98-07	North East	4m@1.52 g/t Au 8m@0.88 g/t Au	Grade in HW schists, granite, calc-silicate; cut by NNW fault (332/SW); beds dip 42-71S; cut by ENE/22SE faults; NE 058/22S
TR98-08	North East	8m@0.42 g/t Au 6m@0.63 g/t Au	Grade in HW schists, granite dyke at sheared contact of HW schists/quartzites; faults 333/75SW and 020/88NW
TR98-09	North East	8m@0.91 g/t Au	Grades in HW schists cut by EW low angle faults/34-40S; and NE fault 040/9SE; imbricate slices; NNW fault AZ336

TR98-10	North East	20m@3.42 g/t Au 8m@0.38 g/t Au	Grades near NW fault (320/59NE) and easterly faults/33- 78S; two granite sills (5 and 10m), related calc-silicate seds bound by 2 NNW faults, qtz-ca-py vein, po
TR98-25	North East	2m@1.85 g/t Au	NNW fault 340/20NE and 042/53NW; NNE folds; calcareous sediments in FW quartzites
TR97-07	East-South	6m@0.45 g/t Au 6m@0.40 g/t Au 10m@1.45 g/t Au 8m@0.59 g/t Au	Calc schist cut by ENE/43S faults and NNW fault (320/88S) white mica/iron carbonate veins; narrow granitic dyke
TR98-13	East-South	12m@0.58 g/t Au 6m@1.19 g/t Au 4m@0.64 g/t Au	Grades in HW schists (to 16.7 and 51.9 g/t Au) related to easterly low angle faults, two NW faults 325/59 NE and 335/76SW
TR98-14	East-South	26m@0.78 g/t Au 12m@0.61 g/t Au 6m@0.37 g/t Au	NW faults (325/59NE) in HW schists; reactive schists here?
TR98-22	East-South	12m@1.81 g/t Au	Grades related to NNW fault and NNE fault (Mn oxide) where gold >10 g/t, in HW schists near FW qtzite contact
TR98-26	Far East	8m@0.77 g/t Au	Grade related to silicified-pyrrhotite gabbro near contact
TR MQ00-1	Thompson Creek	Au from 0.10-0.83 gpt. Highest Au of 10cm of 9.8 g/t Au

Mineralized veins strike ENE, dip 64 SE; quartz- arsenopyrite veins along contacs between schist and quartzite or calc-silicate and schist/phyllite. Widespread As from 400 to >10,000 ppm, Bi (1.5-18 ppm), W (0.10- >10 ppm), Te (0.10->10 ppm)

* All reported widths refer to horizontal intervals (unless otherwise indicated). It is not currently possible to determine true widths due to density of data and diversity of mineralization styles.

2005 Exploration Results

The Issuer conducted a brief exploration program on the McQuesten property in 2005. The program consisted of grid-based auger drilling in overburden covered areas of the Chiko and Hoito claim blocks. A total of 42 drill sites were tested, with 31 sites on the Chiko block and 11 sites on the Hoito block. Bedrock was encountered in all holes drilled on the Chiko block, but in only two of the holes drilled on the Hoito block.

The program was designed to attempt reconnaissance bedrock mapping in overburden covered areas within the Chiko and Hoito claim blocks. The procedure had mixed results. In the Chiko area, auger drilling encountered a diverse range of bedrock lithologies similar to those of the Yusezyu Formation in the McQuesten block. The noted lithological diversity and high levels of strain in the bedrock underlying the Chiko block suggests the area may be similarly prospective to host both skarn and vein type mineralization. Evidence for migration of the hydrothermal fluids through the Chiko succession is noted as common centimeter to subcentimetre scale quartz lenses and veinlets +/- pyrite emplaced along cleavage planes. As well, one drill site in the northwest (NDR0942) encountered quartz veining with marginal arsenopyrite, pyrite, galena and minor sphalerite, stibnite, and is similar to vein-style mineralization encountered in trenches and drillholes on the McQuesten claim block to the west. The geochemical results for bedrock samples in the Chiko area clearly identify the mineralized sample NDR0942 and the overlying sample of glaciofluvial gravels as highly anomalous in several elements as folows:

NDR0942 Bedrock Sample Result 0.07 ppm Au, 618 ppm Sb, 5790 ppm As, 8.3 ppm Ag, 1195 ppm Pb, 665 ppm Zn NDS2268 Overburden Sample Result 238 ppm As, 3.2 ppm Ag, 90 ppm Pb, 206 ppm Zn

The overall lack of and/or inconsistent anomalism of other samples suggests that mineralization in the Chiko area may occur as discrete veins.

In the Hoito area, there was very little success in reaching bedrock through a thick succession of glaciofluvial gravels. The holes were drilled to depths ranging from 14-36 feet (4.3 -11 metres). Bedrock was encountered in only two sites at depths of 23 feet (7 metres). The bedrock at these sites (NDR0958-59) is moderately hard, medium grey, phyllite to pearly chlorite-sericite schist, similar to phyllitic schists mapped on the McQuesten claim block to the south. Little to weak geochemical anomalism was obtained from samples of the overburden; however, a single site (NDS2285) on the western area of the claim block returned an elevated gold result of 0.11 ppm. Given the lack of knowledge of the underlying bedrock lithology and the depth to bedrock, no inferences can be made from this result.

A follow-up program of detailed hand auger soil sampling (100 or 50 metre spaced lines with 25 metre stations) is recommended in the western area of the Chiko Block to further test the potential of this area. An insitu geochemical signal of underlying mineralization may be preserved in the overlying colluvium and broken bedrock. Detailed ground geophysical surveys (ground magnetics and induced polarization) would be contingent on these results and/or conducted concurrently, to further discriminate bedrock lithologies and to identify potential sulphide bearing zones of mineralization.

Drilling

All historical diamond drilling conducted on the property, to date, has been completed on the McQuesten block and was mostly focused on the West and East Zones.

In 1981, Island Mining and Exploration conducted diamond drilling to test the Ag-Pb-Zn Wayne occurrence in the area now referred to as the West Zone. A total of 1212 metres in 14 holes were drilled to test the NS trending vein structure over a strike length of 130 metres and to vertical depths of less than 80 metres. Although the 1981 program targeted the Ag-Pb-Zn Wayne occurrence, several of the drill holes encountered gold values associated with intervals of pyrrhotite skarn mineralization.

In 1997, Eagle Plains conducted reverse circulation drilling and a total of 287.2 metres were drilled in seven holes which tested the West and East zones. In 1998, Viceroy re-logged the chip intervals from this program.

In 2000, Newmont conducted NQ2 diamond drilling and a total of 883.2 metres were drilled in five holes which tested four targets along the 1500 x 600 metre pyrrhotite skarn zone of the West and East Zones. The fifth hole was drilled in the Far East area, approximately 600 metres to the east, to test geophysical responses in the vicinity of anomalous auger sampling results

In 2003, SpectrumGold conducted NQ diamond drilling suing Britton Bros. of Smithers, British Columbia. A total of 3,071.8 metres were drilled in eighteen holes which mostly provided widely spaced drill hole coverage to test the continuity of mineralization from the West to East Zones.

Significant drill results from these various drilling campaigns are summarized in two tables below:

Table A :1981, 1983, 1997 programs (from Caira and Stammers, 2000)

Hole
No.	Area	Length	Interval	Intercept	Gold
		metres	metres	metres*	g/t
D81-02	West	108.0	79.0-83.0	4.0	0.59
D81-03	West	89.0	53.0-55.0	2.0	1.75
D81-04	West	80.0	8.0-10.0	2.0	0.85
D81-07	West	125.0	16.0-18.0	2.0	0.47
	West		109.0-111.0	2.0	0.76
D81-8	West	77.0	37.5-41.5	4.0	0.83
	West		43.0-58.0	15.0	1.81
D81-9	West	73.0	35.4-45.0	9.6	1.60
	West		50.0-51.5	1.5	6.90
	West		51.5-54.5	3.0	1.70
D81-10	West	117.0	103.0-106.0	3.0	0.45
D81-11	West	59.0	41.0-58.8	17.8	?
D81-12	West	102.0	50.0-90.0	40.0	?
D81-13	West	60.0	64.0-75.0	11.0	1.32
D81-14	West	27.0	22.4-25.0	2.6	2.33
D83-01	East	136.0	15.0-27.0	12.0	0.91
			79.0-88.0	9.0	0.81
			100.0-109.6	9.6	4.10
D83-02	East	136.0	80.0-94.0	14.0	0.54
D83-03	East	74.0	29.0-32.0	3.0	0.38
D83-04	East	99.6	73.0-76.0	3.0	4.10
D83-06	East	160.6	63.0-66.0	3.0	5.60
			103.0-114.0	11.0	1.51
D83-07	East	113.6	29.0-34.0	5.0	3.34
			103.4-114.5	11.1	1.51
RC97-01	East	21.0	9.0-12.0	3.0	0.53
RC97-
01a		21.0	12.0-15.0	3.0	0.46
RC97-02	West		8.0-35.0	27.0	2.11
RC97-03	West	30.5	7.1-27.4	18.3	3.74
RC97-06	East	104.0	7.0-10.0	3.0	0.41
			34.0-52.0	18.0	0.48
			62.0-95.0	33.0	1.11

Table B: 2000, 2003 programs (from Brownlee and Stammers, 2003)

Hole No.	Area	Length	Interval	Intercept	Gold
		metres	metres	metres*	g/t
MQ00-1	East	165.5	54.2-64.0	9.8	0.44
			70.0-72.5	2.5	3.21
			115.0-122.5	7.5	0.89
			145.1-151.2	6.1	2.55
MQ00-2	West	100.5	26.0-30.5	4.5	1.29

MQ00-3	Far East	150.9	142.0-145.0	3.0	2.98
MQ00-4	West	119.0	25.0-36.5	11.5	1.54
			82.7-119.3	36.6	1.37
		incl.	82.7-95.5	12.8	1.48
		incl.	97.3-105.0	7.7	1.94
			115.0-119.3	4.3	3.31
MQ00-5	East Extn	253.0	4.6-18.5	13.9	1.31
			50.9-58.0	7.1	KH type
MQ03-14	West	200.3	122.0-128.0	6.0	0.94
			144.0-148.0	4.0	1.87
MQ03-08	West	228.3	106.5-111.5	5.0	1.98
			129.5-140.9	11.4	0.87
			164.5-171.7	7.2	1.11
MQ03-09	West	123.8	3.7-123.8	120.1	1.36
		incl.	3.7-24.7	21.0	0.53
			51.2-58.9	7.7	13.64
			94.7-102.5	7.8	3.68
			57.8-58.9	1.1	84.80
MQ03-15	West	227.7	97.0-106.2	9.2	0.39
MQ03-10	Central	135.6	53.0-64.0	11.5	0.57
MQ03-11	Central	151.5	69.0-75.2	6.2	1.60
			78.2-86.7	8.5	1.08
MQ03-16	Central	193.6	91.2-96.5	5.3	1.50
			153.7-159.5	5.8	1.12
MQ03-17	Central	197.2	82.7-93.5	10.8	1.94
MQ03-12	North	126.9	91.9-92.2	0.3	12.00
MQ03-13	East S.	186.5	17.37-23.8	6.4	2.69
MQ03-20	Southeast	187.8	49.5-59.7	10.0	0.60

* All reported intervals are downhole intervals, not true widths. It is not possible to determine true widths due to density of data and diversity of mineralization types.

Sampling Method and Approach

No details are available regarding sampling methods and approach for the early 1981, 1983 and 1997 drill programs. Extensive resampling and sampling of the 1981 holes was completed during the later programs by Viceroy. Samples were collected by a single individual and sample ID tags were placed inside, outside of the bags and random duplicate samples were collected. Samples were daily placed in bulk shipping containers and sealed on the property, transported to base camp and then sent to Chemex Labs in Vancouver.

The sampling method for the 2000 auger drilling program was documented as an appendix by O. Lavin, 2000, in the report by Caira and Stammers, 2000. The 2005 auger drilling program was conducted using the same methods of sample collection, sample preparation, analysis, and similar standards of security as the 2000 auger drilling program.

Sample Preparation, Analyses and Security

There are no details available for sample security for the 1981, 1983 and 1997 sampling programs. There are few to no details available regarding sample preparation, for samples collected and analyzed during the 1981, 1983 and 1997 programs. Photocopies of original logs from the 1981 suggests selected samples were analyzed for gold, silver, lead, zinc and tungsten. Photocopies of assay certificates from the 1983 programs indicate that samples that the drill core samples were analyzed by Bondar-Clegg of Whitehorse. Samples were assayed for gold, silver and tungsten. Photocopies of assay certificates of samples from the 1997 RC drilling program indicates that they were analyzed for gold by Northern Analytical Labs of Whitehorse.

Security for the 1997 and 1998 trenching and core sampling programs of Viceroy are documented above, by Brownlee, 1998. Samples were forward to Chemex Labs of North Vancouver, British Columbia, and were ring crushed to 150 mesh. A 30g pulp sample was then analyzed for gold by fire assay with an atomic adsorption finish. Silver was analyzed by fire assay with a gravimetric finish and a 32 element scan was completed by ICP-AES.

The methods of sample preparation, analysis and security for the 2000 program by Newmont were documented by Caira and Stammers, 2000. The 2005 auger drilling program was conducted using the same methods of sample collection, sample preparation, analysis, and similar standards of security as the 2000 auger drilling program. In each case, all samples were shipped to ALS Chemex of North Vancouver, British Columbia. Rock sample, bedrock auger and drill core samples from the 2000 and 2005 programs were passed through a primary crushed to yield a product in which greater than 60% was less than 2mm. A 200-300 gram split was then taken using a stainless steel riffle splitter and was subjected to a ring grind to 95% at 150 mesh size, to generate a pulp. Soil and overburden samples from both programs were dried, hammered and sieved, to generate a pulp. For each sample, a 30g split of this pulp was analyzed for gold by fire assay with an atomic adsorption finish. Also for each sample, a 0.5 gram split was subjected to an aqua regia digestion and analyzed for 32 elements by a combination of ICP-AES and ICP-MS methods. The latter method was used on samples which returned values higher than the geochemical detection limits.

The methods of sample preparation, analysis and security for the 2003 program were documented by Brownlee and Stammers, 2003. A comprehensive QA-QC program was implemented for drill core sampling, involving the sampling of duplicates and the insertion of standards and blanks. The sampling procedure was based on a 20 sample batch system, with the 10th being a standard, the 20th being a blank, and one other sample in the series being a duplicate. A reddish shale decorative stone purchased from Home Hardware, of Whitehorse, was used a the blank and three different pre-made standards from WCM Minerals Ltd., of Vancouver, were used. A total of 113 samples of each type were collected.

Rock and drill core samples were fine crushed to greater than 70% passing a -2mm sieve size, with up to 250 grams then split and pulverized to greater than 85% passing a 75 micron sieve size, to generate a pulp. For each sample, a 30g split of this pulp was analyzed for gold by fire assay with an atomic adsorption finish. Also for each sample, a 0.5 gram split was subjected to an aqua regia digestion and analyzed for 34 elements by the ALS method ME-ICP41, of atomic adsorption spectroscopy. Samples were ICP-AES and ICP-MS methods. The latter method was used on samples which returned values higher than the geochemical detection limits.

Data Verification

Original and/or copies of much of the data used for the McQuesten Report were obtained from D. Brownlee and M. Stammers. The McQuesten Report Author noted the original data, but did not complete a comprehensive review of this material, nor has reviewed all the assay and composite data from exploration programs conducted on the property.

Since 1997, the exploration programs on the McQuesten property have been conducted by professional geoscientists D.Brownlee and M.Stammers. The McQuesten Report Author relies on information from their reporting. It is the McQuesten Report Author’s opinion that, based on the reviews of the available information, these programs were conducted in accordance with industry standards. During the Viceroy programs, historic drillcore and RC sample chips were relogged and sampled (or resampled). This provided greater confidence in the integrity and consistency of the earlier recorded data.

The data from exploration programs has been largely compiled into AUTOCAD drawing files, ACCESS databases and EXCEL spreadsheet. Data has been variably presented between UTM NAD 27 and NAD 83 datums.

The McQuesten Report Author visited the property on May 18th and 19th, 2005 and reviewed selected outcrop exposures, drill core intervals, boundary claim posts and reclamation work, on the McQuesten Block. During the period from August 15 to August 26,, 2005, the McQuesten Report Author conducted on-site supervision of the auger drilling program on the behalf of the Issuer, on the areas of the Chiko and Hoito claim blocks.

Adjacent Properties

The McQuesten Project is located along the western margin of the Keno Hill Mining District, formerly a world class silver producing district. Considerable silver production occurred from the 1920s to 1940s. UKHM was formed in 1946, and soon began major silver mining operations resulting in the construction of the towns of Elsa and Calumet, both now abandoned. UKHM, still retains mineral rights to crown grants and several quartz mining properties near the McQuesten Property, including the Snowdrift Claims just to the west.

Placer gold mining operations were established primarily along Duncan Creek, southeast of the property, and Haggart and Lynx Creeks north of the McQuesten River Valley. The discovery of auriferous skarn and replacement gold mineralization within the Wayne Property in 1981, the Aurex Property in 1993, and the Len Property by 1996, led to the delineation of a new target model in the camp for bulk tonnage gold mineralization.

In 1974 and 1975 UKHM staked the adjoining SNOWDRIFT Claims to the west of the McQuesten block. Exploration consisted of 80 holes of percussion drilling in 1976, 46 holes in 1982, and 3658 metres of percussion drilling and 4 diamond drill holes in 1984. Reports remain confidential; however, assays of up to 1.5% WO3 and 34.3 g/t Au were returned from pyrrhotite skarn. The property is still held by UKHM. The AUREX claims adjoining the McQuesten block to the south were staked by Yukon Revenue Mines in 1992-93 and are currently held by Stratagold Corp.

Interpretation and Conclusions

Exploration on the McQuesten property has been historically focussed on exploration for silver lodes of Keno style mineralization and most recently, for skarn and vein hosted gold mineralization. On the McQuesten block, there is widespread retrograde pyrrhotitic skarn mineralization of variable intensity, as replacements of calcareous horizons within east-west trending, shallowly dipping strata of the the Yusezyu Formation. In the western area of the block, a subvertical granitic dyke cuts the succession along an east-north east trend, and submetre dykes have been reported in other areas.

Age dating of the dyke on the McQuesten property indicates a mid Cretaceous age, and is probably of the same age and affinity as plutons of the Tombstone suite. The association of Tombstone intrusives to gold mineralization has been demonstrated in the McQuesten area, at the Clear Creek, Scheelite Dome and Dublin Creek deposits. Tombstone aged intrusives are also known in the Keno Hill area (Mayo Lake Batholith) and as narrow dykes on the McQuesten Property. A large airborne magnetic high overlying the western area of the McQuesten Block may be the signature of a larger pluton at depth, of similar age at depth, with the dykes representing related apophyses.

The McQuesten-Keno Hill District is an area of remarkable and diverse mineral endowment, which includes the Elsa-Keno Hill mining camp, a 23 km long x 6 km wide corridor of Ag-Pb-Zn+/- Au mineralization. There is evidence that the camp lies within a corridor of brittle deformation which extends on to the McQuesten property. This strain event may have been closely coeval with the emplacement of larger Tombstone intrusions in the area, as well as the McQuesten dyke and the interpreted deeper pluton. Most of the early brittle "vein faults" strike east-northeast, dip steeply southeast, and contain lead-zinc-silver lodes at Keno and Galena Hill, high grade silver at the Silver King Mine, and gold-arsenic-antimony-bismuth mineralization at Aurex Hill, to the south of the McQuesten map area.

Similar relationships between gold mineralization and these regional structural elements exist on the McQuesten property and exhibit a strong control on gold values. Trench exposures and geophysical responses both indicate that the stratigraphy has been cut by early and late brittle fault zones which developed within the broad ENE corridor of brittle deformation which traverses the property. Mineralization on the McQuesten property appears to be temporally related to this brittle event, and has occurred in three main stages: an early pyrrhotitic calc-silicate (skarn) mineralization followed by quartz-pyrite+/- arsenopyrite+/- galena, sphalerite veins along NE to ENE trending structures and later galena-sphalerite-siderite+/-quartz veins, breccia zones along NW trending structures. These styles of mineralization represent local different physical conditions and are often superimposed on each other and they reportedly all crosscut the West Zone dyke. The associated geochemical signatures include variants of Au-Bi-+/-W+/-As+/Te+/Sb and Ag-Pb-Zn-Au+/-As, similar to several other gold deposits associated with the reduced plutons of the Tombstone suite.

Gold mineralization within the skarn is generally of low tenor, with local higher grade intervals mostly related to the quartz-pyrite+/- arsenopyrite veining and intersections of NE vein faults with NW transverse faults. There is no apparent correlation of elevated gold values with the intensity of the calc-silicate alteration. Local unexplained high gold values (to 85 g/t Au) within the earlier skarn mineralization may be related to a vein intersection in the vicinity of the drillhole. As different mineralizing styles are superimposed on each other, some remobilization and reconcentration of gold is possible, as well.

In summary, the McQuesten property is endowed with several of the geological, geophysical, and geochemical associations of granitic-related gold deposits of the mid Cretaceous Tombstone Suite. Local the temporal and structural associations of gold mineralization are also similar to those within the Elsa-Keno Hill camp.

Overall, the gold mineralization on the McQuesten property exhibits strong structural control and secondary chemical control. Recent exploration has focussed on the gold potential of the skarn mineralization; however, mineralization may be more focussed on discrete structures of the brittle event and possible intersections. Therefore, there exists potential to build multiple, small zones of a higher grade gold resource from skarn zones in areas of cross-structures as well as the untested expression of the dilational structures as sheeted veins and stockworks within the brittle, more competent skarn horizon to the north.

Recommendations

The results of exploration programs conducted to date give evidence that a large of a large, multi-staged hydrothermal system related to gold deposition was operational in the area of the McQuesten property. The disposition of the geological, structural and mineralization features are complex; however three main gold events have been recognized: retrograde pyrrhotite skarn, quartz-pyrite-arsenopyrite veining, and siderite-galena-sphalerite+/-arsenopyrite vein/breccias.

Low grade gold mineralization is widespread throughout the McQuesten Block and the flanking Snowdrift and Aurex properties. Local zones of higher grade zones appear related to dilation zones developed at or near transverse NW and/or ENE structures. A potential gold deposit therefore would require higher grade mineralization associated with such traps, as well as a greater density of the traps within the succession. With this essential structural complexity , there is potential on the property and flanking holdings, to delineate series of smaller deposits along the trend which may be collectively developed as has been done at the Brewery Creek Mine.

An integrated program of soil geochemistry, ground geophysics, trenching and diamond drilling is recommended for 2006, to verify the interpreted controls on mineralization and to delineate additional higher grade traps on the property. A budget of $260, 000 is recommended.

Recommended Program

WAGES	NO. #	DAYS	RATE
Project Manager	1	20	400	8000
Project Geologist	1	40	400	16000
Senior Field Assistant	1	32	250	8000
Senior Field Assistant	1	22	225	4950	$ 36,950
CONTRACT GEOPHYSICS	NO. #	DAYS	RATE
Ground Magnetics	1	4	600	2400
Ground Induced Polarization	1	4	2500	10000
Gridding	2	4	600	2400
Mob/Demob/Room and Board				3500	$ 18,300
CONTRACT EQUIPMENT	HOURS		RATE
Caterpillar D6	75	1	125	9375
Excavator 225 Cat	60	1	165	9900
Trucking	1	1	3500	3500
Operator Support	1	15	525	525
Fuel	1	1	2000	2000	$ 25,300
DIAMOND DRILLING	FEET		RATE
Contract Core Drilling	4000	1	20	80000
Core Boxes				4000
Fuel				6000
Mob/DeMob				7500	$ 97,500
ANALYTICAL
Core samples	500	1	25	12500
Soil samples	100	1	25	2500
Trench samples	50	1	25	1250
QA-QC	60	1	25	1500
Saw Blades	3	1	800	2400
Freight				2500	$ 22,650
PROJECT SUPPORT		MANDays	RATE
Hotel or Lodge		180	100	18000
Core shack-generator		30	50	1500
Core shack-diesel				500
Field durables				600
Field expendibles				1500	$ 22,300

SUPPORT	NO. #	DAYS	RATE
Travel Airfare	8	1	750	6000
Travel Hotels and Meals	10	2	150	3000
Truck 4x4	2	25	80	4000
Travel Auto Exp.				1200
Freight				2000
Communications				800	$ 17,000
COMPILATION and REPORTING	NO. #	DAYS	RATE
Geologist-Compilation and	1	40	400		$ 16,000
Drafting					$ 3,000
Printing					$ 1,000
					$ 20,000
				TOTAL	$ 260,000

Update

Subsequent to the date of the McQuesten Report, the Issuer has staked an approximate area of 1243 hectares (3070 acres) comprising 85 quartz mining claims and fractions in eight blocks, north and east of the McQuesten Property.

Other Properties

Sprogge, Yukon

The Sprogge property is located 175 kilometres (108 miles) north of the Town of Watson Lake within the Tintina Gold Belt of the Yukon Territory. The property consists of 278 Yukon quartz mining claims covering 14,359 acres (5810 hectares) accessible by Yukon Highway 10. The Sprogge property is held jointly by AlexSub and Newmont Mining Corporation ("Newmont"). AlexSub’s interest in the property is 73.6% with Newmont having a 26.4% interest. The claims are in good standing with no required assessment work in 2005. Four principal target areas have been identified on the property through surface sampling of rocks, soils and stream silts. An initial reconnaissance drill program was completed in 2000.

Harlan, Yukon

The Harlan property is located 150 kilometres north of the town of Ross River, within the Tintina Gold Belt, and consists of 75 Yukon quartz mining claims covering 3,862 acres (1,568 hectares) which are 100% owned by AlexSub. The property is located 35 kilometres southeast of the Plata Airstrip and has winter road access from Yukon Highway 6, 60 kilometres to the southeast. The claims are in good standing with no required assessment work in 2005. Two major target areas have been identified on the property through surface sampling of rocks, soils and stream silts. The Issuer intends to complete additional target definition and possibly initial drill testing in 2005 - 2006.

Klondike, Yukon

The Klondike property is located 90 kilometres (56 miles) east of Dawson City within the Tintina Gold Belt of the Yukon Territory. The property is 30 kilometres (18 miles) east of the Brewery Creek Gold Mine and consists of 46 Yukon quartz mining claims covering 2375 acres (960 hectares). The property is 16 kilometres (9 miles) from the Yukon Consolidated Dam Road and has winter road access along the Klondike River. AlexSub owns a 100% interest in the Klondike group claims and the claims are in good standing with no required assessment work in 2005. Two major target areas have been identified on the property through surface sampling of rocks, soils and stream silts.

Telegraph Creek and Iskut River, British Columbia

AlexSub is entitled to a 1% net smelter return royalty in respect of mineral claims on the Telegraph Creek and Iskut River property located in the Liard Mining District of British Columbia held by Newcastle Minerals Ltd.

Kiniskan Lake and Manson Creek, British Columbia

AlexSub is entitled to a 1% net smelter return royalty in respect of mineral claims on the Kiniskan Lake and Manson Creek properties in the Liard and Omineca Mining Divisions of British Columbia held by Canadian Gold Hunter Corp.

Remediation Business

In March 2005, the Issuer acquired the following from ALM pursuant to the ALM Agreement:

(1)	rights and interests of ALM in and to current technical support and service contracts with various mine operating and exploration companies. Two of the projects under the contracts are ongoing;

(2)

ALM's non-contractual working relationship with ARCADIS NV ("ARCADIS"), a publicly traded company involved in environmental clean-up and risk management, including an arrangement to utilize ARCADIS' proprietary technologies in Canada; and

(3)	rights of ALM to secure certain patents pertaining to the in situ immobilization of metals within density variant bodies of water and for treatment of rock heaps to prevent acid rock drainage.

The principals of ALM, Clynton Nauman and Bradley Thrall, are involved as President and Chief Executive Officer, and Chief Operating Officer, respectively, of the Issuer. Both of these individuals are party to management contracts with the Issuer and ALM pursuant to which ALM and the individual have agreed not to be involved (other than as a shareholder holding less than 10% of the shares of an entity), without the prior written consent of the Issuer, with any business or undertaking in British Columbia, the Yukon Territory or the Northwest Territories which competes with the business of the Issuer. See "Directors and Officers – Management Contracts".

See "Three Year History and Significant Acquisitions and Significant Dispositions".

General

The Issuer's business plan relating to its mine reclamation and remediation business is to enhance asset value through effective liability risk management and efficient site operations, using and applying the technical expertise acquired from ALM, the non-contractual relationship with ARCADIS (described below) and the proprietary technologies of ARCADIS. This is accomplished through unlocking potential exploration and development opportunities at contaminated or abandoned sites through cost effective and responsible environmental remediation and liability transfer. The Issuer offers the mining industry a unique combination of strong operations management, environmental remediation success in the area of mine reclamation and closure, and an ability to manage complex permitting and regulatory programs and complexities on a turnkey basis.

ALM was formed in early 2003 and has been involved in a number of projects related to permitting, mine closure and environmental remediation. Clynton Nauman and Bradley Thrall, principals of ALM, have operated on a number of projects in the north of Canada and have a track record in site management, mine closure and environmental remediation. The principals of ALM have been actively involved with the Brewery Creek heap leach operation in the Yukon from the early mine development stage through final reclamation and closure. The principals of ALM also managed the development of the closure plan for the bankrupt Illinois Creek mine in Alaska for the State of Alaska.

In addition to its environmental remediation services at Brewery Creek, the Issuer is currently conducting business and generating revenue through a variety of industry services consistent with its skills including pre-feasibility studies, permitting, regulatory support, metallurgical testing and consultation, project and construction management, plant start-up and commissioning and process optimization.

The Issuer engages outside consultants and experts as necessary for support of its mine reclamation and remediation business. The business is generally fee-based with performance incentives.

ALM's gross income before expenses increased from approximately $290,000 in calendar year 2003 to almost $500,000 in 2004, while the pre-tax net income (after paying reasonable management fees to the two principals of ALM) increased from close to zero in 2003 to approximately $200,000 in 2004.

Beginning on its formation in 2003, ALM had been contracted by Viceroy to complete reclamation work on the Brewery Creek mine site. Over the two years ended December 31, 2004, ALM derived approximately 70% of its revenue from this single contract and substantially all its net assets were represented by patent rights and contracts. Alexco has now acquired the Brewery Creek assets and assumed the reclamation liability from ALM.

Arrangement with ARCADIS and Patent Licence Agreement

As part of its mine reclamation and remediation business, the Issuer works with ARCADIS in utilizing ARCADIS' proprietary technologies in Canada including in-situ metals immobilization within mine workings and treatment of groundwater recharge zones. ARCADIS, through the Issuer, can provide to mine owners a fixed price performance contract to achieve guaranteed closure (to required regulatory standards), which is further secured through a variety of risk management facilities such as environmental cost cap insurance and pollution legal liability insurance (which includes insurance against regulatory reopeners and third party claims). The Issuer has a non-contractual understanding and arrangement in place with ARCADIS to exclusively deploy appropriate and mutually acceptable technologies (proprietary and otherwise) and risk management facilities with ARCADIS at mine sites throughout Canada.

Separately, under the ALM Agreement, ALM agreed to use its best efforts to conclude a patent licence agreement with Joseph G. Harrington ("Harrington") (the Vice-President, Mining and Metals of ARCADIS). The Issuer, under the ALM Agreement, has the right for such patent licence agreement and future similar agreements within a two year period to be assigned to the Issuer without further consideration. Harrington is the owner of certain processes, patented in the U.S. and Canada, pertaining to the in situ immobilization of metals within density variant bodies of water and for treatment of rock heaps to prevent acid rock drainage (the "Patents"). The Patents provide solutions to certain environmental problems commonly associated with mining projects. ARCADIS and companies related to it (the "ARCADIS Companies") are associated with Harrington in the deployment and use of the Patents in engineered remediation solutions.

ALM worked with the ARCADIS Companies (which, at the time, were not related to ARCADIS) in designing and implementing an engineered remediation solution for the Brewery Creek leach heap, then owned by Viceroy, which had cyanide additions to the 9 million ton heap over the period 1996 to 2001, which solution involved deployment and use of the Patents. Carbon based nutrients and phosphate were added to enhance native micro-organisms for ammonia oxidation, metals reduction, and biomass formation. ALM arranged that Green World Science Inc. (a company at the time affiliated with Harrington and now one of the ARCADIS Companies) would provide, to Viceroy, a guarantee under which payment for the detoxification of the heap was based on performance.

ALM is currently concluding discussions with Harrington and the ARCADIS Companies (collectively, the "Licensor") and expects that Canadian patents CA 2348510 and CA 2424563 will be exclusively licensed to ALM (the "License") and under which ALM will have:

(a)

the exclusive licence to use the Patents in Canada for remediation projects in which the portion of the project price which is attributable to activities under which the Patents are applied (the "Remediation Price") is less than US$3,000,000; and

(b)	the first option to perform work in executing any project where the Remediation Price exceeds US$3,000,000.

The Licensor will charge a technology application fee for the use of the Patents. The fees payable by ALM to the Licensor under the Licence will have two components: an initial fee based on the estimated Remediation Price; and a performance fee based on the relationship of the Remediation Price to the actual project performance costs.

The Issuer expects to enter into a Patent Sublicence Agreement (the "Sublicence") with ALM under which the rights and obligations of ALM under the Licence will be exclusively sublicenced to the Issuer. The Sublicence will be terminable by ALM in the event that for an extended period the Issuer does not deploy the Patents on projects producing material income. No fees will be payable by the Issuer to ALM pursuant to the Sublicence.

The Patents will provide the Issuer the ability to offer and execute long-term cost savings treatment options. The Issuer will have the exclusive right to use the Patents in Canada, but will not be restricted to working in Canada or with ARCADIS. In addition, the Patents are only two in a basket of many which the ARCADIS Companies control, any number of which may be deployed with conventional technologies under the Issuer's arrangements with ARCADIS depending on the particular problem to be solved.

Other Relationships and Projects

The Issuer has also worked with other consulting companies and mining companies and bids for other care and maintenance and remediation projects with other experts in the field, using and applying the technical expertise acquired from ALM, the relationship with ARCADIS (described below) and the proprietary technologies of ARCADIS.

The Issuer's arrangements with ARCADIS and other business alliances enable the Issuer to bring environmental remediation technologies to mine waste management, and the ability to accept a transfer of environmental closure liability at various stages of project development and operation.

Specific Mine Reclamation and Remediation Projects

Examples of mine reclamation and remediation projects with which the Issuer is involved are set out below.

Keno Hill Project, Yukon

In June 2005, the Issuer was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited ("UKHM") by PricewaterhouseCoopers Inc., court appointed interim receiver and receiver-manager of UKHM. PricewaterhouseCoopers Inc. and the Issuer subsequently entered into an agreement dated August 4, 2005, as amended November 2, 2005, which contemplates, among other things, the following terms:

(i)

the Issuer will purchase the UKHM assets for $410,000, of which $200,000 has been paid. The $410,000 amount if is refundable in the event the conditions to completion of the purchase are not satisfied or waived by the parties, unless the Issuer is in default under the agreement or the Initial Closing (as defined below) does not complete as a result of a breach of the terms of the agreement by the Issuer;

(ii)	the Issuer will enter into a subsidiary agreement with the Yukon and Canadian governments that will require the Issuer, among other things, to:

(A)

contribute certain additional resources and funds to assist in the future reclamation of the UKHM historical mining district. This commitment is currently expected to involve the Issuer being obligated to arrange for 25 percent of the anticipated future reclamation costs on the properties up to a maximum of $10 million, which it currently intends to arrange through an environmental trust established from funds from new, arm's length investors. As part of the package, the environmental trust may be granted a business interest in the UKHM property. The Issuer's $10 million obligation would be combined with government funds for the balance of the anticipated costs for remediation of the historical liability with respect to the UKHM assets. The Issuer will benefit by being able to deploy its reclamation services with respect to the future reclamation to the full amount of the reclamation required;

	(B)	pay a net smelter royalty of 1.5%, capped at a maximum amount, on future production on the UKHM property; and

	(C)	return a percentage of the net proceeds from the sale of any existing capital equipment on the UKHM property; and

(iii)	the Issuer will apply for a water licence for the purpose of care and maintenance pursuant to the Waters Act (Yukon); and

(iv)	the Issuer will pay all taxes, including transfer, permit, sales and goods and services taxes, as well as all duties, registration fees or other charges relating to the transfer of the UKHM assets.

PricewaterhouseCoopers Inc., the Yukon and Canadian governments and the Issuer intend to continue to meet over the next few months to finalize the structure for the purchase of the UKHM assets and negotiate the terms of the final contracts, including the subsidiary contract. The parties have targeted applying for the approval of the Supreme Court of the Yukon Territory for the purchase in early 2006 and completing an initial closing of the purchase (the "Initial Closing") (involving the payment of the balance of the $410,000 purchase price and the deposit of required funds for the anticipated future reclamation costs) by no later than March 31, 2006, subject to the settlement of the terms of final contracts. The Issuer has allocated funds from the proceeds of the Offering to pay for the balance of the purchase price and anticipated expenses associated with the settlement of contracts.

The final transfer of the interests in the UKHM assets to the Issuer (the "Final Closing") will be subject to, among other things, the Issuer obtaining a water licence for the purpose of care and maintenance pursuant to the Waters Act (Yukon) within three years of the Initial Closing of the purchase.

The Issuer intends to team with ARCADIS (see below) in addressing the environmental issues at the UKHM mine sites.

The UKHM assets comprise non-producing silver mines, production facilities, mineral claims, leases, surface lands and other properties in the Keno, Galena and Sourdough Hills area of central Yukon Territory, 450 kilometres due north of Whitehorse by road in the vicinity of the villages of Elsa and Keno City. The UKHM property comprises approximately 14,980 hectares. The Issuer plans an exploration program on the UKHM property.

Ekati Reclamation Plan Project, Northwest Territories

The Issuer has recently entered into a consultant services agreement with BHP Billiton Diamonds Inc. ("BHBP") to provide support services and project management to BHBP in completing the interim reclamation and closure plan for the EKATI diamond mine, located approximately three hundred kilometres northeast of Yellowknife, Northwest Territories. The Issuer will be compensated $19,030 per month over the period of the agreement, expiring February 28, 2007. In addition, the Issuer may earn additional incentive payments through achieving established project milestones.

USE OF PROCEEDS

Funds Available

Funds Available
Working capital as of November 30, 2005 (unaudited) (1)	$2,690,646
Net proceeds of the Offering (unaudited) (2)	$2,790,000
Net Funds Available (unaudited)	$5,480,646

(1)	Excludes the working capital trust account with the Yukon government in the amount of $382,788 for the reclamation at the Brewery Creek mine.

(2)	Before deducting the estimated expenses of the Offering, estimated at $200,000.

Principal Purposes

Principal Purposes
To pay the balance of the estimated costs of the Offering(1)	$ 105,910
To pay the costs of the recommended phase 1 work program on the Brewery Creek property	$ 750,250
Reserve for the phase 2 work program on the Brewery Creek property(2)	$1,750,000
To pay the costs of the recommended work program on the McQuesten property	$ 260,000
To pay estimated property and maintenance costs for next 18 months	$ 10,000
To pay reclamation costs for the Brewery Creek property for the next 18 months	$ 220,000
Reserve for the balance of the purchase price for the UKHM assets	$ 210,000
To pay the costs of the expected work program on the Harlan property	$ 50,000
To provide for operating capital for other mine remediation and reclamation business	$ 250,000
To pay for acquisition/project generation costs of new properties	$ 225,000
To pay estimated general and administrative costs for next 18 months(3)	$ 890,000
To provide general working capital to fund ongoing operations(4)(5)(6)	$ 759,486
Total	$5,480,646

(1)	Estimated costs of the Offering are $200,000, of which $168,940 was incurred to November 30, 2005.

(2)

Subject to successful completion of phase 1 on the Brewery Creek property, an additional $1,750,000 would be expended on the Brewery Creek property in phase 2. See "Mineral Projects – Recommendations". Effective, September 16, 2005, the Issuer granted a back-in right to NovaGold Canada to acquire a 70% interest in the sulphide project and a 30% interest in the oxide project with respect to the Brewery Creek property. See "General Development of the Business – Three Year History and Significant Acquisitions and Significant Dispositions".

(3)	Includes salary, office and accounting expenditures.

(4)

Any proceeds realized from the exercise of the Agent's Warrants and the 5,264,000 share purchase warrants issued in the founder/seed financings will be used for working capital and a portion may be used to fund additional exploration activities, including on the Brewery Creek and McQuesten properties. If all of the Agent's Warrants and 5,264,000 share purchase warrants issued in the founder/seed financings were to be exercised, the Issuer would receive additional funds totalling $4,511,200.

(5)	This amount may include costs to secure new remediation contracts.

(6)	The Issuer expects to generate revenues from its mine reclamation and remediation business which may range from $100,000 to $1,000,000 over the next 18 months.

The Issuer intends to spend the funds available as set out above. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary. The Issuer will only redirect the funds to other properties on the basis of a recommendation from a professional geologist or engineer. If such event occurs during distribution of the Common Shares offered under this Prospectus, if required, an amendment to this Prospectus will be filed.

SELECTED FINANCIAL INFORMATION AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Annual Information

The following table summarizes selected financial data reported by the Issuer for the period from incorporation to June 30, 2005.

	As at and for the period from incorporation to June 30, 2005	As at and for the three months ended September 30, 2005 (unaudited)
Consulting revenue	$ 85,225	$ 49,125
Interest income	$ 35,441	$ 45,688
Net loss	$ 711,486	$ 302,938
Net loss per share	$ 0.10	$ 0.02
Total assets	$10,912,645	$10,538,058
Total long term liability	$ 1,690,913	$ 1,489,926
Shareholders’ equity	$ 9,065,394	$ 8,762,456
Share capital	$ 9,376,880	$ 9,376,880
Deficit	$ (711,486)	$(1,014,424)
Cash dividends declared per share	Nil	Nil

Dividends

The Issuer has not paid any dividends on its Common Shares. Any decision to pay dividends on Common Shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

Management’s Discussion and Analysis

General

The following discussion and analysis of financial position and results of operations should be read in conjunction with the financial statements included herein. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar figures included therein and in the following management discussion and analysis are stated in Canadian dollars unless otherwise noted.

Description of Business

The Issuer was incorporated on December 3, 2004 and commenced operations on March 15, 2005. The Issuer conducts mineral exploration in Canada in the Yukon Territory and northern British Columbia. The Issuer also performs reclamation and remediation of mine sites using its arrangements to utilize certain patents and the expertise acquired by its officers. To date, private placements have provided the main source of funding.

Pursuant to sale and assignment agreements with NovaGold Canada, Viceroy and ALM, the Issuer acquired various assets in exchange for common shares and cash in three separate transactions which closed on March 15, 2005. The assets acquired included: cash, restricted cash, buildings and equipment, mineral properties and environmental remediation expertise.

In the period from March 15 to August 31, 2005, the Issuer initiated a geological review of selected areas of the Brewery Creek resource trend with a view to beginning a new drilling campaign in either the fall of 2005 or spring of 2006. Separately, the Issuer undertook a limited auger drilling and sampling program at its McQuesten property in the central Yukon. The Issuer provided consulting services to a third party with respect to the re-erection of an ADR plant at a gold property in Mexico, earning revenues of $26,588. The Issuer also continued reclamation activity at the Brewery Creek mine site. In August 2005, the Issuer entered into a consultant services agreement to provide support services and project management to BHBP in completing the interim reclamation and closure plan for the EKATI diamond mine.

Three Months Ended September 30, 2005

Results of Operations

During the three-month period ended September 30, 2005, the Issuer had a net loss of $302,938. The Issuer generated $49,125 in consulting revenue from an ongoing contract that was completed in July 2005 and from a new contract that was effective for September 1, 2005. The consulting revenue was partially offset by employee and contractor costs of $27,750, which were direct costs incurred to earn the consulting revenue. The Issuer incurred $182,717 in business development costs. The majority of these costs were incurred to further negotiations regarding the United Keno Hill Mine project with the remainder being incurred to obtain the new consulting contract referred to above. Consultancy costs were $13,994 higher than for the prior period because a significant portion of management time was spent on corporate issues such as the Offering and developing budgets. Professional fees were $37,004 and included legal fees relating to work permits, audit fees and appraisal fees. The Issuer also had an exchange loss of $16,396 which was mainly due to the reduction in the value of US dollars in a corporate bank account as a result of the decline in the US dollar during the three months ended September 30, 2005. The Issuer also incurred costs $150,025 to reduce the asset retirement obligation by $210,025 and accordingly recorded a gain of $60,000 on the reduction of this obligation.

Liquidity and Capital Resources

The Issuer had working capital of $2,863,335 at September 30, 2005, which was a decrease of $533,790 from June 30, 2005. During the period, the Issuer had a cash loss from operations of $240,764 (loss for the period plus amortization and accretion, less gain on reduction of reclamation liability). The Issuer also incurred out of pocket costs of $150,025 for asset retirement obligations, invested $69,325 in mineral properties and deferred costs of $73,676 related to the Offering.

As of November 30, 2005, the Issuer has sufficient working capital to complete the recommended exploration activities on the Brewery Creek and McQuesten properties, to pursue additional reclamation consulting projects and to cover on-going general and administrative costs.

Period from Incorporation to June 30, 2005

Results of Operations

During the period from incorporation to June 30, 2005, the Issuer had a net loss of $711,486. The Issuer generated $85,225 in consulting revenue from on-going projects which was offset by related employee and contractor expenses of $51,493. The Issuer incurred $115,075 in business development costs as it pursued new environmental remediation contracts. The Issuer also incurred professional fees of $127,720 which were mainly legal costs related to the Issuer's asset acquisitions as described in note 1 of the financial statements. Pursuant to the granting of 1,025,000 incentive stock options, the Company recorded stock-based compensation expense of $400,000.

The Issuer invested $35,912 in mineral properties, $14,000 of which was for an advance royalty payment on the McQuesten property. The Issuer also increased the current portion of restricted cash by $109,967. Approximately $89,000 of this increase resulted from its agreement with the Yukon Government on the acquisition of Brewery Creek mine assets from Viceroy. The net present value of $1,827,000 for the asset retirement obligation was increased by $9,038 for accretion and was reduced by $145,125 for reclamation liabilities settled. The Issuer incurred $105,125 in out of pocket costs to reduce the asset retirement obligation by $145,125 and accordingly recognized a gain of $40,000 on the reduction of this obligation. Costs of $38,192 related to the Issuer's proposed initial public offering were deferred.

Liquidity and Capital Resources

The Issuer had working capital of $3,397,125 at June 30, 2005. During the period, the Issuer generated net cash proceeds of $3,526,880 from two private placements. The cash proceeds were offset by the cash loss from operations of $215,035 (loss for the period plus amortization, accretion, stock-based compensation and loss on sale of capital assets less gain on reduction of reclamation liability) and investing activities totalling $191,496. The Issuer incurred mineral property expenditures of $35,912, purchased capital assets of $7,425, incurred deferred costs of $38,192 and increased restricted cash by $109,967. The Issuer also incurred $105,125 in expenditures against asset retirement obligations. The Issuer currently has sufficient working capital to complete the recommended exploration activities on Brewery Creek and McQuesten, to pursue additional reclamation consulting projects and to cover ongoing general and administrative costs.

Private Placements

The Issuer completed two private placements on March 15, 2005. One of the private placements was for 3,000,000 units at $0.71 per unit. Each of the units was comprised of one common share and one common share purchase warrant, with the warrant entitling the holder to purchase one common share at a price of $0.80 for a period of two years (subject to accelerated expiry provisions). Gross proceeds from this private placement were $2,130,000.

The second private placement was for 2,264,000 units at a price of $0.67 per unit. Each unit was comprised of one common share and one common share purchase warrant, with the warrant entitling the holder to purchase one common share at a price of $0.80 for a period of two years (subject to accelerated expiry provisions). Gross proceeds from this private placement were $1,516,880.

The $0.71 private placement included share issue costs totalling $120,000, leaving net proceeds of $3,526,880 for the two placements.

Outlook

The Issuer is a newly formed company and has just commenced operations which are focused on mineral exploration combined with providing consulting services with respect to environmental remediation of resource properties. The Issuer currently has two exploration properties which are Brewery Creek and McQuesten and intends to advance these properties by completing exploration activities totalling $1,020,250 within the next twelve months.

Related Party Transactions

The Issuer has entered into the agreements described under "Narrative Description of the Business – Three Year History and Significant Acquisitions and Significant Dispositions" with Viceroy, NovaGold Canada and ALM, which each became a principal shareholder of the Issuer. Certain of the directors and/or officers of Viceroy, NovaGold Canada and ALM were also directors and/or officers of the Issuer at the time such agreements were entered into. The transactions with NovaGold and Viceroy were at book value, which approximated fair value. The transaction with ALM was at market value as determined by an independent valuation.

During the period from December 3, 2004 to June 30, 2005, the Issuer entered into the following transactions with ALM, which was related by having one director and one officer in common. The Issuer paid or accrued $90,053 for consulting fees to ALM, $32,307 of which was included in accounts payable at June 30, 2005; and accrued $12,000 in consulting revenue from ALM (which was included in accounts receivable from ALM at June 30, 2005). During the three months ended September 30, 2005, the Issuer paid or accrued $78,762 for consulting fees to ALM, $35,116 of which was included in accounts payable at September 30, 2005.

During the period from December 3, 2004 to June 30, 2005, the Issuer entered into the following transaction with Quest Management Corp., which was related by having one director in common. The Issuer recorded $3,000 in rent expense as the result of a month to month rental agreement. At June 30, 2005, the Issuer had $3,000 included in accounts payable and accrued liabilities due to Quest Management Corp. During the three months ended September 30, 2005, the Issuer also recorded $3,000 in rent expense to Quest Management Corp. At September 30, 2005, there was $6,000 due to Quest, which was included in accounts payable and accrued liabilities.

During the three months ended September 30, 2005, the Issuer entered into the following transaction with NovaGold, which was related by having one director in common. The Issuer recorded $12,600 in consulting fees to NovaGold. At September 30, 2005, there was $10,554 owing to NovaGold which was included in accounts payable and accrued liabilities.

The consulting fee, consulting revenue and rent expense transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

During the period from December 3, 2004 to June 30, 2005, one common share and 1,175,000 units of the Issuer were issued to directors and officers of the Issuer and their relatives for aggregate proceeds of $787,251. In addition, certain directors and/or officers of the Issuer were granted stock options under the Issuer's stock option plan.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

The authorized capital of the Issuer consists of 100,000,000 Common Shares without par or nominal value. Common Shares are being issued under the Offering.

Common Shares

There are currently 13,995,345 Common Shares issued and outstanding as at the date of this Prospectus. There are no special rights or restrictions of any nature attached to any of the Common Shares, which all rank equally as to all benefits which might accrue to the holders of the Common Shares. All registered shareholders are entitled to receive a notice of any general meeting to be convened by the Issuer. At any general meeting, subject to the restrictions on joint registered owners of Common Shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll, every shareholder has one vote for each Common Share of which he is the registered owner and may exercise such vote either in person or by proxy.

This Prospectus qualifies the distribution of the Common Shares issued under the Offering.

Agent's Warrants

On completion of the Offering pursuant to this Prospectus, the Agent will have received that number of non-transferable Agent's Warrants that is equal to 10.0% of the number of Common Shares sold, each Agent's Warrant entitling the holder to purchase one Agent's Warrant Share for a period of one year from the date of closing of the Offering at a price of $1.50 per Agent's Warrant Share.

This Prospectus qualifies the distribution of the Agent's Warrants.

Corporate Finance Shares

On completion of the Offering pursuant to this Prospectus, the Agent will have received 25,000 Corporate Finance Shares.

This Prospectus qualifies the distribution of the Corporate Finance Shares.

CONSOLIDATED CAPITALIZATION

Designation of Security	Amount Authorized	Amount Outstanding as at December 19, 2005 (unaudited)	Amount Outstanding as at December 19, 2005 assuming completion of the Offering (unaudited)
Common Shares	100,000,000	13,995,345	16,020,345
Share Purchase Warrants(1)	5,264,000	5,264,000	5,264,000
Agent's Warrants	200,000	Nil	200,000

(1)	Issued on March 15, 2005. Each share purchase warrant entitles the holder to purchase one Common Share at a price of $0.80 per Common Share at any time until the earlier of the following:

	(i)	March 15, 2007;

(ii)

if the Issuer completes a listing or quotation of the Common Shares on a stock exchange or public quotation system following completion of a public offering at an issue price of $1.25 per Common Share or higher, the date that is ten trading or quotation days after the date of completion of such listing or quotation; and

(iii)

if the Issuer completes a listing or quotation of the Common Shares on a stock exchange or public quotation system and the closing trading or quotation price of the common shares of the Issuer on such stock exchange or public quotation system is $1.25 per common share or higher over a period of 20 consecutive trading or quotation days, the date that is 20 days after the date the Issuer gives notice in writing to the holder of the share purchase warrant of such event, such notice in writing to be given not earlier than the occurrence of such event and not later than 20 days after the occurrence of such event.

The Issuer also has outstanding stock options under its Stock Option Plan, as described under "Options to Purchase Securities".

The Issuer had an asset retirement obligation of $1,489,926 at September 30, 2005 at the Brewery Creek property, based on the estimated cash flows required to settle any abandonment and site restoration obligations relating to the Issuer's mining properties at the end of their useful lives. See "Narrative Description of the Business – Mineral Projects".

OPTIONS TO PURCHASE SECURITIES

Outstanding Options

The following table summarizes the options of the Issuer outstanding as of the date of this prospectus.

Group	No. of Options	Securities Under Option	Grant Date	Expiry Date	Exercise Price per Common Share	Market Value of the Common Shares on the Grant Date	Market Value of the Common Shares as of the date of this Prospectus
Executive Officers (3 persons)	475,000	Common Shares	June 15, 2005	June 15, 2012	$0.80	N/A	N/A
Directors and Officers (not Executive Officers) (4 persons)	475,000	Common Shares	June 15, 2005	June 15, 2012	$0.80	N/A	N/A
Employees (1 person)	75,000	Common Shares	June 15, 2005	June 15, 2012	$0.80	N/A	N/A
Employees (2 persons)	40,000	Common Shares	December 16, 2005	December 16, 2012	$1.50	N/A	N/A
Service Provider s (10 persons)	210,000	Common Shares	December 16, 2005	December 16, 2012	$1.50	N/A	N/A

900,000 of these stock options will be subject to the escrow provisions described under "Escrowed Securities" below.

All of the options have been granted pursuant to the terms of the stock option plan (the "Stock Option Plan") approved by the Issuer's directors on May 9, 2005. The Stock Option Plan provides that, subject to the requirements of the Toronto Stock Exchange, the aggregate number of securities reserved for issuance, set aside and made available for issuance under the Stock Option Plan will be 10% of the number of Common Shares of the Issuer issued and outstanding, from time to time, which would be 2,128,434 Common Shares upon completion of the Offering, assuming the exercise of all of the outstanding share purchase warrants of the Issuer within ten trading days after the completion of the listing of the Common Shares on the Toronto Stock Exchange.

The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of and service providers to the Issuer and its subsidiaries (collectively, the "Optionees") and thereby advance the Issuer's interests by affording such persons with an opportunity to acquire an equity interest in the Issuer through the stock options. The Stock Option Plan authorizes the Board of Directors (or Compensation Committee) to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to each stock option is determined by the Board of Directors (or Compensation Committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

	(a)	the number of Common Shares of the Issuer reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue; or

	(b)	the issuance, to insiders of the Issuer of a number of Common Shares of the Issuer exceeding, within a one year period, 10% of the outstanding issue; or

	(c)	the issuance, to any one insider of the Issuer and such insider’s associates, of a number of Common Shares of the Issuer exceeding, within a one year period, 5% of the outstanding issue.

The outstanding issue is determined on the basis of the number of Common Shares of the Issuer outstanding immediately prior to any share issuance, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

2.

The maximum number of Common Shares of the Issuer which may be issued pursuant to stock options granted under the Stock Option Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Stock Option Plan, and any exercises of stock options will make new grants available under the plan.

3.	The Stock Option Plan must be approved and ratified by shareholders every three years.

4.

The exercise price of an option may not be set at less than the closing price of the Common Shares of the Issuer on the Toronto Stock Exchange on the trading day immediately preceding the date of grant of the option.

5.

The options may be exercisable for a period of up to seven years, such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Issuer, and are non-assignable, except in certain circumstances.

6.

The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Issuer or its subsidiaries or within a period of not more than 30 days after ceasing to be a director, officer, employee or service provider or, if the Optionee dies, within one year from the date of the Optionee's death.

7.	On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested options shall be immediately exercisable.

8.

The directors of the Issuer may from time to time in the absolute discretion of the directors amend, modify and change the provisions of an option or the Stock Option Plan without obtaining approval of shareholders to:

(a)	make amendments of a "housekeeping" nature;

(b)	change vesting provisions;

(c)	change termination provisions for an insider provided that the expiry date does not extend beyond the original expiry date;

(d)	change termination provisions which does extend beyond the original expiry date for an optionee who is not an insider;

(e)	reduce the exercise price of an option for an optionee who is not an insider;

(f)

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of Common Shares reserved under the Stock Option Plan; and

(g)	make any other amendments of a non-material nature which are approved by the Toronto Stock Exchange.

All other amendments will require approval of shareholders and the Toronto Stock Exchange.

PRIOR SALES

Since the date of incorporation (December 3, 2004), the Issuer has issued or proposes to issue (other than pursuant to the Offering) the following securities:

Number and class of securities	Price per security
1 Common Share	$1.00
3,000,000 units (one Common Share and one share purchase warrant)(1)	$0.71
2,264,000 units (one Common Share and one share purchase warrant)(1)	$0.67
2,686,567 Common Shares	$0.67(2)
4,104,478 Common Shares	$0.67(3)
1,940,299 Common Shares	$0.67(4)

(1)	Issued on March 15, 2005. Each share purchase warrant entitles the holder to purchase one Common Share at a price of $0.80 per Common Share at any time until the earlier of the following:

(i) March 15, 2007;

(ii)

if the Issuer completes a listing or quotation of the Common Shares on a stock exchange or public quotation system following completion of a public offering at an issue price of $1.25 per Common Share or higher, the date that is ten trading or quotation days after the date of completion of such listing or quotation; and

(iii)

if the Issuer completes a listing or quotation of the Common Shares on a stock exchange or public quotation system and the closing trading or quotation price of the common shares of the Issuer on such stock exchange or public quotation system is $1.25 per common share or higher over a period of 20 consecutive trading or quotation days, the date that is 20 days after the date the Issuer gives notice in writing to the holder of the share purchase warrant of such event, such notice in writing to be given not earlier than the occurrence of such event and not later than 20 days after the occurrence of such event.

(2)	Issued pursuant to the Viceroy Agreement.

(3)	Issued pursuant to the NovaGold Agreement.

(4)	Issued pursuant to the ALM Agreement.

In addition, the Issuer granted the stock options described under "Options to Purchase Securities".

ESCROWED SECURITIES

Escrowed Securities

Designation of class	Number of securities held in escrow	Percentage of class
Common Shares	7,219,778 Common Shares, 1,175,000 share purchase warrants and 900,000 stock options	41.5%(1)

(1)

The percentage that the Escrowed Securities will represent of the total issued and outstanding Common Shares upon completion of the Offering on a diluted basis, assuming the exercise of all of the outstanding share purchase warrants of the Issuer within ten trading days after the completion of the listing of the Common Shares on the Toronto Stock Exchange.

Under National Policy 46 – 201 "Escrow for Initial Public Offerings", securities held by Principals (as defined below) are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions. Equity securities owned or controlled by Principals are subject to the escrow requirements.

A "Principal" is defined as:

(i)	directors and senior officers of the Issuer or of a material operating subsidiary of the Issuer, as listed in this Prospectus;

(ii)	promoters of the Issuer during the two years preceding this Offering;

(iii)

those who own and/or control more than 10% of the Issuer’s voting securities immediately before and immediately after completion of this Offering if they also have elected or appointed or have the right to elect or appoint a director or senior officer of the Issuer or of a material operating subsidiary of the Issuer;

(iv)	those who own and/or control more than 20% of the Issuer’s voting securities immediately before and immediately after completion of this Offering; and

(v)	associates and affiliates of any of the above.

Pursuant to an agreement (the "Escrow Agreement") dated December 16, 2005 among the Issuer, Computershare Investor Services Inc. (the "Escrow Agent") and the Principals of the Issuer, the Principals agreed to deposit in escrow their securities of the Issuer (the "Escrowed Securities") with the Escrow Agent. As the Issuer is classified as an "established issuer" under National Policy 46-201, the Escrow Agreement provides that the Escrowed Securities will be released from escrow in equal tranches at six month intervals over the 18 months following the listing of the Common Shares on the Toronto Stock Exchange (that is 25% of each Principal’s holdings being released in each tranche with an initial 25% tranche being released on the date the Common Shares are listed on the Toronto Stock Exchange).

Pursuant to the terms of the Escrow Agreement, the securities held in escrow may not be transferred or otherwise dealt with during the term of the Escrow Agreement unless the transfers or dealings with escrow are:

(i)	transfers to continuing or, upon their appointment, incoming directors and senior officers of the Issuer or of a material operating subsidiary, with approval of the Issuer’s board of directors;

(ii)	transfers to an RRSP or similar trusteed plan provided that the only beneficiaries are the transferor or the transferor’s spouse or children;

(iii)	transfers upon bankruptcy to the trustee in bankruptcy; and

(iv)

pledges to a financial institution as collateral for a bona fide loan, provided that upon a realization the securities remain subject to escrow. Tenders of escrowed securities to a take-over bid are permitted provided that, if the tenderer is a Principal of the successor Issuer upon completion of the take-over bid, securities received in exchange for tendered escrowed securities are substituted in escrow on the basis of the successor Issuer’s escrow classification.

The following table sets forth details of the issued and outstanding securities that are subject to the Escrow Agreement:

Name	Number of Escrowed Securities
NovaGold Canada Inc.	4,104,478 Common Shares
Asset Liability Management Group ULC	1,940,299 Common Shares
Clynton R. Nauman	1 Common Share and 225,000 stock options
Clynton R. and Jan L. Nauman	700,000 Common Shares and 700,000 share purchase warrants(1)
Rick Van Nieuwenhuyse	200,000 Common Shares, 150,000 stock options and 200,000 share purchase warrants(1)
Bradley A. Thrall	275,000 Common Shares, 225,000 stock options and 275,000 share purchase warrants(1)
Sam Wallingham	150,000 stock options
Michael Winn	150,000 stock options

(1)	Each share purchase warrant entitles the holder to purchase one Common Share at a price of $0.80 per Common Share at any time until the earlier of the following:

	(i)	March 15, 2007;

(ii)

if the Issuer completes a listing or quotation of the Common Shares on a stock exchange or public quotation system following completion of a public offering at an issue price of $1.25 per Common Share or higher, the date that is ten trading or quotation days after the date of completion of such listing or quotation; and

(iii)

if the Issuer completes a listing or quotation of the Common Shares on a stock exchange or public quotation system and the closing trading or quotation price of the common shares of the Issuer on such stock exchange or public quotation system is $1.25 per common share or higher over a period of 20 consecutive trading or quotation days, the date that is 20 days after the date the Issuer gives notice in writing to the holder of the share purchase warrant of such event, such notice in writing to be given not earlier than the occurrence of such event and not later than 20 days after the occurrence of such event.

Shares Subject to Resale Restrictions

Canadian securities legislation generally requires that shares issued by a company during its private stage may not be resold without a prospectus or an applicable prospectus exemption until the expiration of certain hold periods. This legislation generally provides that, in addition to the escrow restrictions herein described (see "Escrowed Securities"), all of the Issuer's currently issued and outstanding Common Shares will no longer be subject to a hold period if they were issued during the time that the Issuer was a private company, so long as the Issuer becomes a reporting issuer by filing a prospectus and so long as the shares have been held for a period of four months from their date of issuance.

PRINCIPAL SHAREHOLDERS

As at December 19, 2005, the following individuals had holdings of securities which will represent more than 10% of the issued and outstanding Common Shares of the Issuer on the completion of the Offering:

Name of Shareholder	No. of Securities Held	Percentage of Issued and Outstanding Common Shares as at December 19, 2005	Percentage of Issued and Outstanding Common Shares Upon Completion of the Offering(1)
NovaGold Canada Inc.	4,104,478 Common Shares	29.3%	19.3%
Asset Liability Management Group ULC	1,940,299 Common Shares(2)	13.9%	9.1%

(1)	Assuming the exercise of all of the outstanding share purchase warrants of the Issuer within ten trading days after the completion of the listing of the Common Shares on the Toronto Stock Exchange.

(2)	Clynton Nauman holds 55% of the outstanding shares of ALM. Clynton Nauman also holds 701,000 Common Shares, 700,000 share purchase warrants and 225,000 stock options of the Issuer.

DIRECTORS AND OFFICERS

Current Directors and Officers

The name, municipality of residence and position with the Issuer of each director and officer of the Issuer, and the principal business or occupation in which each director and officer of the Issuer has been engaged during the immediately preceding five years, and the period during which each director has served as director is set out in the table below.

Name, Municipality of Residence and (Age)	Position with the Issuer	Principal Occupation During the Past Five Years	Period as Director and/or Officer
Clynton R. Nauman (56) Blaine, Washington	President, Chief Executive Officer and Director(3)

Chief Executive Officer of Asset Liability Management Group ULC since February 2003; President of Viceroy Gold Corporation and Viceroy Minerals Corporation, February 1998 to February 2003; President and Chief Executive Officer of Viceroy Resource Corporation, February 1998 to December 2001.

Director and Officer since December 3, 2004
Michael Winn (43) San Diego, California	Chairman and Director(1)(2)(3)(4)	President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies since 1997.	Director since January 11, 2005
Rick Van Nieuwenhuyse (50) Vancouver, British Columbia	Director(1)(2)(4)	President and Chief Executive Officer of NovaGold Resources Inc. since May 1999.	Director since January 11, 2005
Sam Wallingham (49) Whitehorse, Yukon	Director(1)(2)(3)(4)

Self-employed Consultant/Project Manager; currently on contract with Yukon Government, Energy Mines & Resources department; President of Nacho Nyak Dun Development Corporation, April 2000 to March 2003.

Director since January 11, 2005
Bradley Thrall (41) Blaine, Washington	Chief Operating Officer	President of Asset Liability Management Group ULC since September 2002; Manager Technical Services of Viceroy Resource Corporation, July 1996 to	Officer since December 3, 2004

Name, Municipality of Residence and (Age)	Position with the Issuer	Principal Occupation During the Past Five Years	Period as Director and/or Officer
September 2002.
David Miles (54) Vancouver, British Columbia	Chief Financial Officer	Chief Financial Officer for Eurasian Minerals Inc. since February 2004, Sanu Resources Ltd. and Esperanza Silver Corporation since March 2004 and Standard Uranium Inc. since October 2004; Corporate Controller for Viceroy Resource Corporation, April 2002 to March 2004.	Officer since December 3, 2004
Kim Casswell (49) Maple Ridge, British Columbia	Corporate Secretary	Corporate Secretary of Eurasian Minerals Inc. since April 2004; Corporate Secretary of Sanu Resources Inc. since April 2004; Corporate Secretary of Esperanza Silver Corporation since April 2004; Corporate Secretary of Standard Uranium Inc. since August 2004; Corporate Secretary of Viceroy Resource Corporation, June 2001 to June 2003; Corporate Secretary of the Chase Resource Corporation group of companies, March 1994 to December 2001.	Officer since December 3, 2004

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Environmental and Safety Committee.
(4)	Member of the Compensation Committee.
(5)

Upon completion of the Offering, directors and executive officers of the Issuer, as a group, will beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 2,350,001 Common Shares representing 11.0% of the then outstanding Common Shares of the Issuer, assuming the exercise of all of the outstanding share purchase warrants of the Issuer within ten trading days after the completion of the listing of the Common Shares on the Toronto Stock Exchange. Clynton Nauman and Bradley Thrall also hold 55% and 40%, respectively, of the outstanding shares of ALM, which owns 1,940,299 Common Shares of the Issuer.

The term of office of the directors expires annually at the time of the Issuer's annual general meeting. The term of office of the officers expires at the discretion of the Issuer's directors.

The Issuer has undertaken to appoint one additional independent director acceptable to the Toronto Stock Exchange to its Board by February 15, 2006.

Additional information on the Issuer's directors and executive officers is as follows:

Clynton R. Nauman – President, Chief Executive Officer and Director

Mr. Clynton R Nauman has been the Chief Executive Officer of Asset Liability Management Group ULC since 2003 and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation, positions he held from February 1998 to February 2003. Mr. Nauman was President and Chief Executive Officer of Viceroy Resource Corporation from February 1998 to December 2001. Previously, Mr. Nauman was a General Manager for Kennecott Minerals from 1993 to 1998. Mr. Nauman has 25 years of diversified experience in the mineral industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors. Mr. Nauman also serves as a director of NovaGold Resources Inc.

Michael Winn – Chairman and Director

Mr. Michael D. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies. Prior to forming that company in 1997, Mr. Winn spent four years as an analyst for a southern California based brokerage firm (Global Resource Investments, Inc.), where he was responsible for the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several companies that are involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and received a B.S. in geology from the University of Southern California. Mr. Winn also serves as President, Chief Executive Officer and a director of Sanu Resources Ltd. and as a director of Eurasian Minerals Inc., General Minerals Corp., Lake Shore Gold Corp., Mena Resources Inc., Quest Capital Corp. and Transatlantic Petroleum Corp.

Rick Van Nieuwenhuyse – Director

Mr. Rick Van Nieuwenhuyse joined NovaGold Resources Inc. as President and Chief Operating Officer in December 1997 and was appointed Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of world-wide experience in the natural resource sector, including as Vice President for Placer Dome Inc. He has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse hold a Candidature degree in Science from the Université de Louvain, Belgium and a Masters of Science degree in geology from the University of Arizona, USA. Mr. Van Nieuwenhuyse also serves as a director of Etruscan Resources Inc. and Inter-Citic Minerals Inc.

Sam Wallingham – Director

Mr. S.R. Wallingham is a self employed Consultant/Project Manager. He currently is on contract with Yukon Government, Energy Mines & Resources department, advising on mining, oil & gas, First Nations and mine training issues. Mr. Wallingham, as well under his project management, provides a design/build service for residential and small commercial clients.

Mr. Wallingham acted as President of Nacho Nyak Dun Development Corporation from April 2000 to March 2003.

Bradley Thrall – Chief Operating Officer

Mr. Bradley Thrall has been the President of Asset Liability Management Group ULC since 2002 and was formerly Manger of Technical Services for Viceroy Resource Corporation from 1996 to 2002 as well as the General Manager for Viceroy Minerals Corporation, Brewery Creek from 2003 to 2004. From 1996 to 1998, Mr. Thrall was the Process Manager of the Brewery Creek Mine. Mr. Thrall has over 18 years experience in mine operations, management, environmental management, reclamation and closure planning and execution, water treatment design, and permitting. Mr. Thrall holds a B.Sc. in Metallurgical Engineering from the South Dakota School of Mines and Technology.

David Miles – Chief Financial Officer

Mr. David Miles is a Chartered Accountant with a B.Sc. in Geology who has over 20 years experience in a large multinational corporate environment, primarily with Cominco Ltd. While with Cominco, he held various positions in corporate finance and was most recently Exploration Controller, responsible for the financial reporting of the corporation’s eight international exploration subsidiaries as well as reporting for Canadian based exploration. From 2002 to 2004, Mr. Miles was the corporate controller for Viceroy Resource Corporation, which changed its name to Quest Capital Corp. after merging with Quest Investment Corp. in June of 2003. In March of 2004, Mr. Miles left Quest Capital Corp. to become Chief Financial Officer of Eurasian Minerals Inc., Sanu Resources Ltd. and Esperanza Silver Corporation, all of which are listed on the TSX Venture Exchange. Since that time, he has also become Chief Financial Officer for Standard Uranium Inc., which is also listed on the TSX Venture Exchange.

Kim Casswell – Corporate Secretary

Since 1994, Ms. Kim Casswell has been the Corporate Secretary of several public companies listed on the TSX Venture Exchange and the Toronto Stock Exchange. Ms. Casswell has played an important role in the growth of these companies and is familiar with regulations governing public companies in several jurisdictions.

Corporate Cease Trade Orders or Bankruptcies

Except as otherwise described, no director, officer, promoter or other member of management of the Issuer is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

Penalties or Sanctions

No director, officer, promoter or other member of management of the Issuer has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Personal Bankruptcies

No director, officer, promoter or other member of management of the Issuer has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

The directors of the Issuer are required by law to act honestly and in good faith with a view to the best interest of the Issuer and to disclose any interests which they may have in any project or opportunity of the Issuer. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Issuer will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at that time.

To the best of the Issuer’s knowledge, there are no known existing or potential conflicts of interest among the Issuer, its promoters, directors, officers or other members of management of the Issuer as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Issuer are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Issuer will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers in accordance with the Business Corporations Act (Yukon) will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Management Contracts

Clynton Nauman, the President and Chief Executive Officer of the Issuer, and Bradley Thrall, the Chief Operating Officer of the Issuer, each entered into management contracts dated March 15, 2005 with the Issuer and ALM pursuant to which the Issuer pays ALM $12,917 plus GST and $11,167 plus GST, respectively, per month in consulting fees with respect to the services of Clynton Nauman and Bradley Thrall (each a "Consultant"), for a two year term ending March 15, 2007. The Issuer or the Consultant may terminate the contract until December 15, 2005 upon written notice to March 15, 2006 and thereafter may terminate the contract upon three months' written notice. Upon notice of termination being given, Issuer may elect to require the Consultant to cease providing services, provided the Consultant is paid for his services to the end of the notice period.

Under the management contracts, ALM and each of the Consultants have agreed not to be involved (other than as a shareholder holding less than 10% of the shares of an entity), without the prior written consent of the Issuer, with any business or undertaking in British Columbia, the Yukon Territory or the Northwest Territories which competes with the business of the Issuer.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Issuer for the most recently completed financial period in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at June 30, 2005 (collectively, the "Named Executive Officers"). The Issuer did not have any executive officers as at June 30, 2005 whose individual total salary and bonus for the most recently completed financial period exceeded $150,000.

		Annual Compensation			Long Term Compensation
Name and Principal Position	Financial Period Ending June 30	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Clynton R. Nauman President, Chief Executive Officer and Director	2005	$45,416.68(1)	Nil	Nil	Nil	Nil	Nil	Nil
David Miles Chief Financial Officer	2005	$7,615(2)	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Represents amounts paid to ALM pursuant to the management contract dated March 15, 2005 among the Issuer, ALM and Mr. Nauman.

(2)	Represents consulting fees paid to Mr. Miles.

Long Term Incentive Plan (LTIP) Awards

The Issuer does not have an LTIP pursuant to which cash or non-cash compensation has been paid or distributed to any director or officer.

Option/Stock Appreciation Rights ("SAR") Grants

On June 15, 2005, Clynton Nauman and David Miles were granted stock options exercisable for 225,000 and 25,000 common shares, respectively, at an exercise price of $0.80 per share until June 15, 2012.

Aggregated Options/SAR Exercises and Current Option/SAR Values

The Named Executive Officers have not exercised any options in respect of the Issuer's shares. On June 15, 2005, Clynton Nauman and David Miles were granted stock options exercisable for 225,000 and 25,000 common shares, respectively, at an exercise price of $0.80 per share until June 15, 2012.

Termination of Employment, Changes in Responsibility and Employment Contracts

Except with respect to the management contracts with Clynton Nauman and Bradley Thrall described under "Directors and Officers – Management Contracts" above, the Issuer has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the event of the termination of employment or in the event of a change in control of the Issuer.

Compensation of Directors

No compensation is currently being paid to the Named Executive Officers of the Issuer. The directors are reimbursed for expenses incurred on behalf of the Issuer. From time to time, directors may be retained to provide specific services to the Issuer and will be compensated on a normal commercial basis for such services.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer of the Issuer, or associate or affiliate of any such director or executive officer is indebted to the Issuer.

PLAN OF DISTRIBUTION

Agency Agreement

Pursuant to an agency agreement dated for reference July 12, 2005 (the "Agency Agreement"), the Issuer appointed the Agent, Canaccord Capital Corporation, to offer on a commercially reasonable efforts basis for sale to the public the Common Shares offered hereby, on the terms and subject to the conditions contained in the Agency Agreement. The Agent has agreed to sell on an agency basis the Common Shares offered hereby, but is not obligated to purchase any of the Common Shares for its own account. The Agent may, in connection with the Offering retain one or more licensed dealers, brokers or investment dealers as sub-agents and may receive subscriptions for Common Shares from such subagents.

The Offering is subject to the sale of 2,000,000 Common Shares. The Offering will not continue for a period of more than 90 days from the final receipt date of this Prospectus in the event subscriptions are not received for 2,000,000 Common Shares before such date, unless each of the persons who subscribed for Common Shares prior to such date and the regulatory authorities have consented to an extension.

During the 90 day period, funds received from subscriptions will be held by a depository who is a registrant, bank or trust company and if the minimum amount of funds is not raised, the funds will be returned to the Subscribers unless the Subscribers have otherwise instructed the depository.

Subscriptions will be received for the Units offered hereby subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time. Upon rejection of a subscription or in the event that the Offering does not complete during the 90 day period, the subscription price and the subscription will be returned to the Subscriber forthwith without interest or deduction.The Agent will receive a cash commission equal to 7.0% of the gross proceeds of the Offering, payable in cash. The Agent will also receive that number of Agent's Warrants that is equal to 10.0% of the number of Common Shares sold in the Offering, each Agent's Warrant entitling the holder to purchase one Agent's Warrant Share for a period of one year from the date of closing of the Offering at a price of $1.50 per Agent's Warrant Share. The Agent will also receive 25,000 Corporate Finance Shares. Further, the Issuer has paid the Agent a non-refundable work fee of $25,000. The Issuer will also pay the Agent’s expenses in connection with the Offering.

The issue price of $1.50 per Common Share was determined by negotiation between the Issuer and the Agent.

The Agency Agreement provides that, upon the occurrence of certain events or at the discretion of the Agent on the basis of its assessment of the state of financial markets or the market for the Common Shares, the Agent may terminate the Offering and the obligations of subscribers to purchase the Common Shares will then cease. The Agent may also terminate the Agency Agreement if a final receipt for the Prospectus is not issued within 120 days from the date of the Agency Agreement.

The Agency Agreement also provides for a right to participate as agent or underwriter by Canaccord Capital Corporation with respect to 40% of any additional equity, convertible debenture or other equity related financing conducted by the Issuer within 12 months of the closing of the Offering, subject to agreeing to mutually acceptable fee arrangements.

Subscriptions will be received for the Common Shares offered hereby subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time. Upon rejection of a subscription, or in the event that the Offering does not complete within the time required by the rules of the British Columbia Securities Commission, the subscription price and the subscription will be returned to the subscriber forthwith without interest or deduction.

The Common Shares have not been and will not be registered under the United States Securities Act of 1933 (the "U.S. Securities Act") or any state securities laws, and subject to registration under the U.S. Securities Act and applicable state securities laws or to certain exemptions therefrom, may not be offered for purchase or sale, sold, transferred, delivered or otherwise disposed of, directly or indirectly, within the United States or its territories or possessions or to or for the account or benefit of any U.S. person (as defined in Regulation S under the U.S. Securities Act). Offers and sales of such securities within the United States or its territories or possessions or to or for the account or benefit of a U.S. person would constitute a violation of the U.S. Securities Act and applicable state securities laws unless made in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption therefrom. The Agent has agreed that it will not offer or sell any of the Common Shares within the United States or its territories or possessions or to or for the account or benefit of any U.S. person. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States.

The Toronto Stock Exchange has conditionally approved the listing of the Common Shares. Listing is subject to the Issuer fulfilling all of the requirements of the Toronto Stock Exchange on or before February 15, 2006, including distribution of these securities to a minimum number of public shareholders.

RISK FACTORS

The Common Shares should be considered highly speculative due to the nature of the Issuer’s business and the present stage of its development. In evaluating the Issuer and its business, investors should carefully consider, in addition to the other information contained in this Prospectus, the following risk factors. These risk factors are not a definitive list of all risk factors associated with an investment in the Issuer or in connection with the Issuer’s operations.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.

With respect to the Issuer’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine its current properties, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Issuer to sell, and profit from the sale of any eventual production from any of the Issuer’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Issuer therefore represent a market risk which could impact the long term viability of the Issuer and its operations.

Mine Reclamation and Remediation

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation or remediation services could adversely affect demand for the Issuer's services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Issuer's services.

The patents to which the Issuer has access or other proprietary technology may not prevent the Issuer's competitors from developing substantially similar technology, which may reduce the Issuer's competitive advantage. Similarly, the loss of access of any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Issuer's reclamation and remediation business. There can be no certainty or assurance that licence agreements with ARCADIS or the ARCADIS Companies will be concluded on favourable terms or concluded at all. If licence agreements are not concluded with ARCADIS or the ARCADIS Companies or if the terms are onerous, or if the relationship with ARCADIS deteriorates, this may have a significant adverse effect on the Issuer's reclamation and remediation business.

The Issuer may not be able to keep pace with continual and rapid technological developments that characterize the market for the Issuer's mine reclamation and remediation services and the Issuer's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Issuer to change the way it conducts its business.

Keno Hill Project

The purchase by the Issuer of the assets of UKHM will be subject, among other things, to negotiation and settlement of the final terms of the purchase, to the Issuer arranging for its required share of the anticipated future reclamation costs on the UKHM properties up to a maximum of $10 million and to the Issuer obtaining a water licence for the purpose of care and maintenance pursuant to the Waters Act (Yukon) within three years of the initial closing of the purchase. There can be no assurance that the Issuer will be able to satisfy these conditions.

While the Issuer has conducted some preliminary due diligence on the UKHM property, further exploration and geological testing will be required. There is no assurance that such exploration and testing will find favourable results. The history of the UKHM property has been one of fluctuating fortunes, with new technologies and concepts numerous times reviving the district from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the UKHM property.

See "Narrative Description of the Business – Remediation Business – Specific Mine Reclamation and Remediation Projects – Keno Hill Project, Yukon".

Securities of the Issuer

The price at which the founder and seed rounds of Common Shares were sold was arbitrarily determined by the Issuer and the price of the Common Shares offered under this Prospectus was determined by negotiation between the Issuer and the Agent and bears no relationship to earnings, book value or other valuation criteria. The Issuer plans to focus on exploration of its properties and to use the proceeds of the Offering to carry out such exploration, but to further such activities and to acquire additional properties will require additional funds and it is likely that, to obtain the necessary funds, the Issuer will have to sell additional securities including, but not limited to, its common stock or some form of convertible securities, the effect of which would result in a substantial dilution of the present equity interests of the Issuer’s shareholders.

Capitalization and Commercial Viability

The Issuer will require additional funds to further explore, develop and mine its properties. See "Use of Proceeds – Principal Purposes". The Issuer has limited financial resources, and there is no assurance that additional funding will be available to the Issuer to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although the Issuer has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Issuer will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Dilution

The purchase price of the Common Shares exceeds the net tangible book value per Common Share and accordingly investors will suffer immediate and substantial dilution of their investment.

Title Matters

While the Issuer has performed its own due diligence with respect to title of its properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects.

Competition

Significant and increasing competition exists for mining opportunities internationally. There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than the Issuer. The Issuer may be unable to acquire additional attractive mining properties on terms it considers acceptable and there can be no assurance that the Issuer's exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Conflicts of Interest

Certain directors and officers of the Issuer are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Issuer. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of the Issuer. Directors and officers of the Issuer with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

No History of Earnings

The Issuer has no history of earnings with respect to its mineral exploration and development activities, and there is no assurance that any of its mineral properties will generate earnings, operate profitably or provide a return on investment in the future. The Issuer has not paid dividends in the past and has no plans to pay dividends for the foreseeable future. The future dividend policy of the Issuer will be determined by its directors.

Potential Profitability Depends Upon Factors Beyond the Control of the Issuer

The potential profitability of mineral properties is dependent upon many factors beyond the Issuer’s control. For instance, world prices of and markets for gold and silver are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Issuer cannot predict and are beyond the Issuer’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Issuer.

Operating Hazards and Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Issuer may decide not to insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Issuer.

Adverse weather conditions could also disrupt the Issuer's mine reclamation and remediation business and/or reduce demand for the Issuer's services.

Environmental Risks and Other Regulatory Requirements

The current or future operations of the Issuer, including development activities, commencement of production on its properties and activities associated with the Issuer's mine reclamation and remediation business, require permits or licenses from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Issuer may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Issuer might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Uninsurable Risks

In the course of exploration, development and production of mineral properties and in connection with the Issuer's mine reclamation and remediation business, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Issuer may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of the Issuer.

The Issuer is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Issuer periodically evaluates the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Issuer becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Issuer has to pay such liabilities and result in bankruptcy. Should the Issuer be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

Shortages of Supplies and Personnel

The demand for the Issuer's mine reclamation and remediation services may be adversely affected by shortages of critical supplies or equipment, or personnel trained to manage and operate the Issuer's programs and equipment.

Currency Fluctuations

The operations of the Issuer in countries other than Canada are subject to currency fluctuations and such fluctuations may materially affect the financial position and results of the Issuer. The Issuer is subject to the risks associated with the fluctuation of the rate of exchange of the Canadian dollar and foreign currencies. The Issuer does not currently take any steps to hedge against currency fluctuations although it may elect to hedge against the risk of currency fluctuations in the future. There can be no assurance that steps taken by the Issuer to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Issuer may suffer losses due to adverse foreign currency fluctuations.

Foreign Exchange

The Issuer may be subject from time to time to foreign exchange controls in countries outside of Canada although no such claims are currently known to the Issuer.

International Operations

The Issuer's international operations with respect to its mine reclamation and remediation business are subject to uncertainties, which could limit the revenues and profitability of these operations, including difficulties and costs associated with complying with a wide variety of complex foreign laws, treaties, regulations, unexpected change in regulatory environment, inadequate protection of intellectual property, legal uncertainties, timing delays, expenses associated with tariffs, licenses, and other trade barriers, among other risks.

PROMOTERS

NovaGold Canada and ALM took the initiative in founding the Issuer and arranging for its organization and financing and, accordingly, may be considered promoters of the Issuer within the meaning of securities legislation of British Columbia.

Upon completion of the Offering, such parties will own the Common Shares described under "Principal Shareholders" above.

The Issuer entered into the NovaGold Agreement with NovaGold Canada and the ALM Agreement with ALM, as described under "General Development of the Business – Three Year History and Significant Acquisitions and Significant Dispositions".

LEGAL PROCEEDINGS

The Issuer is not a party to any legal proceedings, nor is the Issuer aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors, senior officers and principal shareholders of the Issuer or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which the Issuer has participated within the period prior to the date of this Prospectus, or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Issuer, except as set out elsewhere in this Prospectus or as follows:

The Issuer has entered into the agreements described under "Narrative Description of the Business – Three Year History and Significant Acquisitions and Significant Dispositions" with Viceroy, NovaGold Canada and ALM, each a principal shareholder of the Issuer. Certain of the directors and/or officers of Viceroy, NovaGold Canada and ALM were also directors and/or officers of the Issuer at the time such agreements were entered into. In addition, Clynton Nauman and Bradley Thrall hold 55% and 40%, respectively, of the outstanding shares of ALM.

Certain directors and/or officers of the Issuer subscribed for Common Shares of the Issuer pursuant to the founder and seed rounds of financings of the Issuer. In addition, certain directors and/or officers of the Issuer were granted stock options under the Issuer's Stock Option Plan. See "Options to Purchase Securities" and "Prior Sales".

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of the Issuer are the firm of PricewaterhouseCoopers LLP, Chartered Accountants, Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

The registrar and transfer agent for the Common Shares in British Columbia is Computershare Investor Services Inc., 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Issuer since its incorporation:

1.	Organization Agreement dated as of February 1, 2005 among Viceroy, NovaGold Canada, AlexSub, ALM and the Issuer. This agreement is discussed in "General Development of the Business".

2.	Viceroy Agreement dated as of February 1, 2005 between Viceroy and the Issuer. This agreement is discussed in "General Development of the Business".

3.	NovaGold Agreement dated as of February 1, 2005 between NovaGold Canada and the Issuer. This agreement is discussed in "General Development of the Business".

4.	ALM Agreement dated as of February 1, 2005 between ALM and the Issuer. This agreement is discussed in "General Development of the Business".

5.	Agency Agreement dated for reference July 12, 2005 between Canaccord Capital Corporation and the Issuer. This agreement is discussed in "Plan of Distribution – Agency Agreement".

6.

Escrow Agreement dated December 16, 2005 among certain Principals of the Issuer (as that term is defined under National Policy 46-201 "Escrow for Initial Public Offerings"), Computershare Investor Services Inc. and the Issuer. This agreement is discussed in "Escrowed Securities".

7.	Management contract dated March 15, 2005 between Clynton Nauman, the Issuer and ALM. This agreement is discussed in "Directors and Officers – Management Contracts".

8.	Management contract dated March 15, 2005 between Bradley Thrall, the Issuer and ALM. This agreement is discussed in "Directors and Officers – Management Contracts".

9.

Letter agreement dated effective September 16, 2005 between NovaGold Canada and the Issuer granting NovaGold Canada a back-in right to acquire a 70% interest in the sulphide project and a 30% interest in the oxide project with respect to the Brewery Creek property. This agreement is discussed in "General Development of the Business".

Copies of all material contracts may be inspected during distribution of the securities being offered under this Prospectus at the corporate head office of the Issuer at Suite 1440, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 during normal business hours and for 30 days thereafter.

EXPERTS

The following persons or companies whose profession or business gives authority to a statement made by the person or company are named in the Prospectus as having prepared or certified a part of that document or a report of valuation described in the Prospectus:

(1)

Ronald G. Simpson of GeoSim Services Inc., an independent consulting geologist and "qualified person" as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects, is the author responsible for the preparation of the Brewery Creek Report;

(2)

Janice Fingler, an independent consulting geologist and "qualified person" as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects, is the author responsible for the preparation of the McQuesten Report;

(3)

The information in this Prospectus under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" has been included in reliance upon the opinion of Thorsteinssons LLP; and

(4)	The audited financial statements of the Issuer included with this Prospectus have been subject to audit by PricewaterhouseCoopers LLP, Chartered Accountants and their audit report is included herein.

Based on information provided by the relevant persons in 1, 2 and 3 above, none of such persons or companies have received or will receive the following direct or indirect interests in the property of the Issuer or have any beneficial ownership, direct or indirect, of securities of the Issuer.

PricewaterhouseCoopers LLP has advised that they are independent with respect to the Issuer within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons LLP, special tax counsel to the Issuer, the following summary fairly describes the principal Canadian federal income tax considerations generally applicable to persons ("Holders") resident in Canada who will acquire Common Shares of the Issuer pursuant to this Offering and who will hold their Common Shares as capital property and deal at arm’s length with the Issuer.

This summary is not applicable to Holders that hold their Common Shares as an adventure in the nature of trade or in the course of carrying on a business of trading or dealing in securities. This summary also does not apply to Holders that are "financial institutions" as defined in subsection 142.2(1) of the Tax Act.

This summary is based on the provisions of the Tax Act, the regulations under the Tax Act (the "Regulations"), counsel’s understanding of the current published administrative and assessing policies of Canada Revenue Agency ("CRA") and all specific proposals to amend the Tax Act or Regulations (collectively, the "Proposed Amendments") publicly announced before the date hereof. This summary does not take into account provincial, territorial or foreign income tax considerations, and does not take into account or anticipate any changes in law whether by judicial, governmental or legislative action except to the extent of the Proposed Amendments. No assurance can be given that any of the Proposed Amendments will be enacted into law or that legislation will implement the Proposed Amendments in the manner now proposed.

This summary is of a general nature and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder. Holders should therefore consult their own independent tax advisors with respect to their particular tax positions. The discussion below is qualified accordingly.

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing the Holder’s income for the purposes of the Tax Act. In the case of an individual Holder such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act). Dividends received by a corporation on the Common Shares must be included in computing its income but generally will be deductible in computing its taxable income. Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Adjusted Cost Base of Common Shares

The adjusted cost base of each Common Share held by a shareholder of the Issuer at any particular time is calculated as the average cost (as adjusted) to him of all Common Shares of the Issuer owned by him at that time.

Disposition of Shares

In general, a disposition or deemed disposition of a Common Share by a Holder will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Common Share to that Holder immediately before the disposition.

Generally, one-half of any capital gain realized by a Holder on the disposition or deemed disposition of a Common Share in a taxation year must be included in computing the Holder’s income for that year as a taxable capital gain. Similarly, one-half of any capital loss realized by a Holder on the disposition or deemed disposition of a Common Share in a taxation year is an allowable capital loss that may (subject to detailed rules in the Tax Act) be deducted from the Holder’s capital gains for that year or the three preceding taxation years or any subsequent taxation year. A capital loss otherwise arising upon the disposition of a Common Share by a corporate Holder will be reduced by the amount of dividends received or deemed to have been received on the Common Share where the period of ownership of such Common Share was less than 365 days or where the corporate Holder (together with persons with whom it did not deal at arm’s length) held more than 5% of the issued shares of any class of the Issuer at the time the dividends were received or deemed to be received.

A Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains.

PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in British Columbia, Alberta and Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In some jurisdictions, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

FINANCIAL STATEMENTS

Audited financial statements of the Issuer for the period from incorporation on December 3, 2004 to June 30, 2005 and unaudited financial statements of the Issuer for the three months ended September 30, 2005 are included herewith.

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

AUDITORS’ CONSENT

We have read the prospectus of Alexco Resource Corp. (the company) dated December 19, 2005 relating to the sale of 2,000,000 units of the company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the company on the consolidated balance sheet of the company as at June 30, 2005 and the consolidated statements of operations and cash flows for the period from incorporation on December 3, 2004 to June 30, 2005. Our report is dated August 12, 2005, except for note 13, which is as at December 19, 2005.

“signed” PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
December 19, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Alexco Resource Corp.
(an exploration stage company)

Consolidated Financial Statements
For the period from incorporation on December 3,
2004 to June 30, 2005 and for the three months
ended September 30, 2005
(expressed in Canadian dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors’ Report

To the Directors of
Alexco Resource Corp.

We have audited the consolidated balance sheet of Alexco Resource Corp. as at June 30, 2005 and the consolidated statement of operations and cash flows for the period from incorporation on December 3, 2004 to June 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and the results of its operations and its cash flows for the period from incorporation on December 3, 2004 to June 30, 2005, in accordance with Canadian generally accepted accounting principles.

“signed” PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

August 12, 2005
(except for note 13, which is as at December 19, 2005)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Alexco Resource Corp.
(an exploration stage company)
Consolidated Balance Sheet

(expressed in Canadian dollars)

	September 30,	June 30,
	2005	2005
	$	$
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	2,395,808	2,902,314
Restricted cash (notes 1 and 2)	383,084	379,402
Accounts receivable	120,719	111,776
Prepaid expenses	249,400	159,971
	3,149,011	3,553,463
Restricted cash (notes 1 and 2)	2,230,565	2,230,565
Buildings and equipment (notes 1 and 3)	722,543	762,679
Mineral properties (notes 1 and 4)	3,182,237	3,112,912
Patents and contracts (notes 1 and 5)	1,141,834	1,214,834
Deferred financing costs	111,868	38,192
	10,538,058	10,912,645
Liabilities
Current liabilities
Accounts payable and accrued liabilities	285,676	156,338
Asset retirement obligation (note 6)	1,489,926	1,690,913
	1,775,602	1,847,251
Shareholders’ Equity
Capital stock (note 7)	9,376,880	9,376,880
Contributed surplus	400,000	400,000
Deficit	(1,014,424)	(711,486)
	8,762,456	9,065,394
	10,538,058	10,912,645
Nature of operations (note 1)
Commitments (note 10)
Subsequent events (note 13)

Approved by the Board of Directors

(signed) Michael Winn	Director	(signed) Rick Van Nieuwenhuyse	Director

See accompanying notes to consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Consolidated Statement of Operations and Deficit

(expressed in Canadian dollars)

		Period from
		December 3,
		2004
	Three months	(date of
	ended	incorporation)
	September 30,	to June 30,
	2005	2005
	$	$
	(Unaudited)

Consulting revenue	49,125	85,225

Expenses
Accretion - reclamation	9,038	9,038
Administrative services	14,389	15,900
Amortization	113,136	125,441
Business development	182,717	115,075
Consultants	32,064	18,070
Employee and contractor costs	27,750	51,493
Foreign exchange loss	16,396	2,518
Office	21,931	19,445
Professional fees	37,004	127,720
Stock-based compensation	-	400,000
Transfer agent and filing fees	1,240	1,722
Travel	2,901	10,182

	458,566	896,604

Loss before other items	(409,441)	(811,379)

Other items
Interest income	45,688	35,441
Gain on reduction of reclamation liability	60,000	40,000
Loss on disposal of buildings and equipment	-	(1,972)
Miscellaneous income	815	26,424

Loss for the period	(302,938)	(711,486)

Deficit - Beginning of period	(711,486)	-

Deficit - End of period	(1,014,424)	(711,486)

Basic and diluted loss per share	(0.02)	(0.10)

Weighted average number of common shares outstanding	13,995,345	7,197,606

See accompanying notes to consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

		Period from
		December 3,
		2004
	Three months	(date of
	ended	incorporation)
	September 30,	to June 30,
	2005	2005
	$	$
	(Unaudited)
Cash flows from operating activities
Loss for the period	(302,938)	(711,486)
Items not affecting cash
Amortization	113,136	125,441
Accretion - reclamation	9,038	9,038
Stock-based compensation	-	400,000
Loss on disposal of buildings and equipment	-	1,972
Gain on reduction of reclamation liability	(60,000)	(40,000)

	(240,764)	(215,035)
Changes in non-cash working capital balances
Accounts receivable	(8,943)	(111,776)
Prepaid expenses	(89,429)	(159,971)
Accounts payable and accrued liabilities	129,338	156,338
Expenditures for reclamation and closure	(150,025)	(105,125)

	(359,823)	(435,569)

Cash flows from investing activities
Investment in mineral properties	(69,325)	(35,912)
Increase in restricted cash	(3,682)	(109,967)
Deferred costs	(73,676)	(38,192)
Purchase of buildings and equipment	-	(7,425)

	(146,683)	(191,496)

Cash flows from financing activities
Shares issued for cash	-	3,646,880
Share issue costs	-	(120,000)
Proceeds of buildings and equipment	-	2,499

	-	3,529,379

(Decrease) increase in cash	(506,506)	2,902,314

Cash - Beginning of period	2,902,314	-

Cash - End of period	2,395,808	2,902,314

Supplemental cash flow information (note 11)

See accompanying notes to consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

1	Nature of operations

Alexco Resource Corp. (Alexco or the Company) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004. Pursuant to sale and assignment agreements with NovaGold Canada Inc. (NovaGold), Viceroy Minerals Corporation (VMC), and Asset Liability Management Group ULC (ALM), the Company acquired the following assets in exchange for cash and common shares valued at a price of $0.67 per share in three separate transactions which all closed on March 15, 2005:

	NovaGold	VMC	ALM	Total
	$	$	$	$

Assets acquired
Cash	599,812	-	-	599,812
Restricted cash	-	2,500,000	-	2,500,000
Building and equipment	-	800,000	-	800,000
Mineral properties	2,750,000	327,000	-	3,077,000
Patents and contracts	-	-	1,300,000	1,300,000
Asset retirement
obligation	-	(1,827,000)	-	(1,827,000)

Net assets required	3,349,812	1,800,000	1,300,000	6,449,812

Consideration given
Cash	599,812	-	-	599,812
Value of common shares
issued	2,750,000	1,800,000	1,300,000	5,850,000

Total consideration	3,349,812	1,800,000	1,300,000	6,449,812

Number of common
shares issued	4,104,478	2,686,567	1,940,299	8,731,344

The sale and assignment agreement with NovaGold resulted in the acquisition of all of the issued and outstanding common shares of 650399 B.C. Ltd. (AlexSub). The assets held by AlexSub were cash of $599,812 and mineral properties valued at $2,750,000. The mineral properties comprised interests in the Brewery Creek property in the Yukon Territory, by way of an option agreement with VMC, and interests in the McQuesten, Sprogge, Harlan and Klondike properties in the Yukon Territory and the Kiniskan Lake and QCM claims and the Telegraph Creek/Iskut River royalty agreement in British Columbia, described in note 4. The net assets acquired were measured at their approximate fair value.

The sale and assignment agreement with VMC resulted in the acquisition of certain VMC assets comprising of its Brewery Creek property near Dawson City, Yukon Territory and a $2,500,000 payment from VMC to post replacement security under a related water license.

(1)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

The assets include mining assets and infrastructure/equipment located on the Brewery Creek property, all rights, title and interest of VMC in and to the 708 quartz mining claims and 93 mining leases on the Brewery Creek property and all rights, title and interest of VMC in and to the agreements, accords, memoranda and licenses relating to the Brewery Creek property. In exchange, the Company issued 2,686,567 common shares to VMC at a price of $0.67 per common share and assumed all liabilities and obligations of VMC with respect to its Brewery Creek property interests. Seventy-six of the mining leases expire on May 21, 2016, seven expire on May 24, 2018 and ten expire on August 24, 2019. The Brewery Creek Mine has been in reclamation since 2003. This acquisition has been accounted for as an acquisition of assets. The net assets were measured at their approximate fair value.

The sale and assignment agreement with ALM resulted in the acquisition of certain rights, title and interest of ALM in and to certain contracts and arrangements of ALM including current technical support and service contracts with various mine operating and exploration companies and contracts with respect to any intellectual property used in connection with them (including rights to use certain patents). In exchange, Alexco issued to ALM 1,940,299 common shares of the Company at a price of $0.67 per common share for a total value of $1,300,000. Alexco also agreed to assume all liabilities and obligations of ALM under the contracts and arrangements to a maximum of the value of the remaining work to be performed under such contracts.

Beginning on its formation in 2003, ALM had been contracted by VMC to complete reclamation work on the Brewery Creek Mine site. Over the two years ended December 31, 2004, ALM had derived approximately 70% of its revenue from this single contract, and substantially all its net assets were represented by the patent rights and contracts. As a result of the acquisition of the Brewery Creek assets and the assumption of the reclamation liability by Alexco, ALM no longer has its main revenue-generating contract in place. Accordingly, this transaction was accounted for as the acquisition of assets by Alexco and measured at the amount paid for the patents and contracts, which was determined to be market value.

The Company’s principal businesses are the exploration and development of the Brewery Creek and McQuesten properties located in the Yukon Territory and the reclamation and remediation of mine sites using the acquired knowledge of its officers. Previously, a mine had been built at Brewery Creek to extract the oxide gold resource located on the property. Current management believes that there is significant potential for a sulphide gold resource on the property and intends to undertake exploration work to better understand this potential resource.

The recoverability of the amounts capitalized as mineral properties and deferred exploration is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development programs and upon future profitable production. Refer to note 4.

(2)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

2	Basis of presentation and significant accounting policies

Basis of presentation

The information as at and for the three months ended September 30, 2005 is unaudited. The consolidated financial statements include the accounts of the Company’s wholly owned subsidiary, AlexSub.

Cash equivalents

Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

Restricted cash

Restricted cash includes cash and term deposits held to the order of the Yukon government as collateral for reclamation work.

Buildings and equipment

Buildings and equipment are recorded at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over five years. The Company performs impairment tests on its buildings and equipment when events or changes in circumstances indicate that the carrying value of assets may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. In the event that estimated future cash flows are insufficient to recover the carrying value of the equipment and which, the carrying value will be written down to fair value or written off, as appropriate.

Mineral properties

Mineral property costs and exploration and field support costs directly relating to active investigations of mineral properties are deferred until the property to which they relate is placed into production, sold, abandoned or becomes impaired. The deferred costs will be amortized over the life of the ore body following commencement of production, or written down if the property is sold, abandoned or becomes impaired. Administration costs and other exploration costs that do not relate to any specific property and property costs relating to an inactive property are expensed as incurred.

Whenever events or circumstances indicate that impairment may have occurred, management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that estimated future cash flows are insufficient to recover the carrying value of any property, the carrying value will be written down to fair value or written off, as appropriate.

(3)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Patents

Patent rights acquired from ALM are recorded at cost less accumulated amortization. The Company provides for amortization on the straight-line basis over five years. The Company performs impairment tests on intangible assets subject to amortization when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. In the event that estimated future cash flows are insufficient to recover the carrying value of the intangible assets, the carrying value will be written down to fair value or written off, as appropriate.

Contracts

The value of the contracts acquired from ALM is recorded at cost less accumulated amortization, which is charged on a straight line basis over the remaining life of the contracts.

Asset retirement obligation

This standard requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This amount is capitalized as part of the carrying amount of the long-lived asset. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings.

Revenue recognition

Revenues from long-term contracts related to environmental remediation are recognized using the percentage of completion method of accounting. Percentage of completion is generally determined by comparing the actual costs incurred to the total costs anticipated for the entire contract, excluding costs that are not representative for the measure of performance. These revenues are included in consulting revenues.

Income taxes

The Company accounts for future income taxes by computing differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(4)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

Stock-based compensation

The Company accounts for all grants of options to employees, non-employees and directors in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Under this method, the compensation costs of options and other stock-based compensation arrangements are estimated at fair value at the grant date and recognized over the vesting period. Stock-based compensation awards will be calculated using the Black-Scholes option pricing model.

Earnings (loss) per share

Basic earnings (loss) per share are calculated using the weighted average number of shares outstanding during the period and diluted earnings (loss) per share are calculated using the treasury stock method.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of mineral properties and equipment, valuation allowances for future income tax assets and amounts of reclamation and environmental obligations. Financial results as determined by actual events may differ from these estimates.

3	Buildings and equipment

			September 30,			June 30,
			2005			2005
			(Unaudited)

		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Buildings and equipment	802,719	(80,176)	722,543	802,719	(40,040)	762,679

(5)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

4	Mineral properties

	Brewery
	Creek	McQuesten	Other	Total
	$	$	$	$

Balance - December 3,
2004	-	-	-	-

Acquisition costs (note 1)	1,888,519	1,090,581	97,900	3,077,000
Advance royalties	-	14,000	-	14,000
Consultants	8,003	11,518	-	19,521
Field supplies	-	619	-	619
Travel	-	1,772	-	1,772

Balance - June 30, 2005	1,896,522	1,118,490	97,900	3,112,912

Assays	-	2,334	-	2,334
Drillings	-	13,330	-	13,330
Consultants	19,222	13,453	4,783	37,458
Field supplies	41	-	118	159
Travel	3,810	8,759	3,475	16,044

Balance - September 30,
2005	1,919,595	1,156,366	106,276	3,182,237

a)	Brewery Creek property

Pursuant to sale and assignment agreements with VMC and NovaGold (note 1) the Company acquired all of the rights and interests in the Brewery Creek Property. The value attributed to the option agreement on the property held by AlexSub was $1,561,519 and the value attributed to the quartz mining claims and mining leases acquired from VMC was $327,000 for a total acquired property value of $1,888,519.

The following properties were acquired on the acquisition of AlexSub (note 1):

(6)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

b)	McQuesten property

The McQuesten Property is located in the Mayo-Keno Hill District of the central Yukon Territory, and is located approximately 56 kilometers northeast of the town of Mayo and 350 kilometers due north of the town of Whitehorse. The property occupies an area of approximately 744 hectares (1,838 acres) comprising three blocks of 55 non-contiguous quartz mining claims and fractional claims. The claims are currently registered in the name of AlexSub. All claims are in good standing; however, claims of the Twin 7, Hoito and Chiko blocks have expiry dates of December and October 2005, respectively. Assessment work and/or payments in lieu of $1,900 will be required in 2005 to maintain these claims in good standing. Alexco’s 70% portion of this amounts to $1,330. In October 2005, the Company incurred the required expenditures to keep the Twin 7, Hoito and Chiko claims in good standing.

The property is subject to a 2% net smelter royalty and an annual advance royalty payment of $20,000. The property is subject to a joint venture agreement whereby Alexco has a 70% interest in the property and Eagle Plains Resources has a 30% interest in the property.

c)	Sprogge, Yukon

The property consists of 278 Yukon quartz mining claims covering 14,359 acres (5,810 hectares) accessible by Yukon Highway 10. The Sprogge property is held jointly by AlexSub and Newmont Mining Corporation (Newmont). AlexSub’s interest in the property is 73.6%, with Newmont having a 26.4% interest. The claims are in good standing with no required assessment work in 2005.

d)	Harlan, Yukon

The Harlan property consists of 339 Yukon quartz mining claims covering 17,490 acres (7,098 hectares) which are 100% owned by AlexSub. The claims are in good standing with no required assessment work in 2005.

e)	Klondike, Yukon

The Klondike property consists of 46 Yukon quartz mining claims covering 2,375 acres (960 hectares). AlexSub owns a 100% interest in the Klondike group claims and the claims, are in good standing with no required assessment work in 2005.

f)	Telegraph Creek and Iskut River, British Columbia

The Telegraph Creek and Iskut River property consists of mineral claims located in the Liard Mining Distinct of British Columbia. VMC granted to Newcastle Minerals Ltd. (Newcastle) an option to acquire the property, which has been exercised. VMC assigned to AlexSub its right to the net smelter return royalty.

(7)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

g)	Big Sheep/Kiniskan Lake/Manson Creek, British Columbia

VMC had granted to Royal County Minerals Corp. (Royal County) options to acquire mineral claims in the Lillooet, Liard and Omineca Mining Divisions of British Columbia pursuant to which Royal County may acquire 100% interests in the claims in consideration for cash and share payments and grants of net smelter royalties. VMC assigned the mineral claims and its rights and obligations under the option agreements to AlexSub.

5	Patents and contracts

			September 30,			June 30,
			2005			2005
			(Unaudited)

		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Patents	1,260,000	(136,500)	1,123,500	1,260,000	(73,500)	1,333,500
Contracts	40,000	(21,666)	18,334	40,000	(11,666)	51,666

	1,300,000	(158,166)	1,141,834	1,300,000	(85,166)	1,385,166

6	Asset retirement obligation

	September 30,	June 30,
	2005	2005
	$	$
	(Unaudited)

Balance - Beginning of period	1,690,913	-
Asset retirement obligation at fair value on date of purchase	-	1,827,000
Accretion	9,038	9,038

	1,699,951	1,836,038

Reclamation liabilities settled	(210,025)	(145,125)

Balance - End of period	1,489,926	1,690,913

In the three months ended September 30, 2005, the Company incurred $150,025 in expenditures to reduce the asset retirement obligation by $210,025. Accordingly, a gain of $60,000 was recognized on the reduction of this obligation.

(8)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

In the period ended June 30, 2005, the Company incurred $105,125 in expenditures to reduce the asset retirement obligation by $145,125. Accordingly, a gain of $40,000 was recognized on the reduction of this obligation.

Most of the payments to settle the obligations will occur on an ongoing basis over the lives of the related assets estimated to be for a period of up to 13 years. Undiscounted cash flows are estimated at $2,080,000. Cash flows have been discounted at 4% for the purposes of determining the asset retirement obligation and were recorded as a part of the Brewery Creek acquisition (note 1). There are no asset retirement obligations on any of the Company’s other exploration properties.

7	Capital stock

a)	Authorized

100,000,000 common shares without par value

b)	Issued and outstanding

		Common shares

	Number	Amount
		$

Balance - December 3, 2004	1	-

Private placements	5,264,000	3,646,880
Acquisition of AlexSub (note 1)	4,104,478	2,750,000
Acquisition of VMC assets (note 1)	2,686,567	1,800,000
Acquisition of ALM assets (note 1)	1,940,299	1,300,000
Issue costs of private placements	-	(120,000)

Balance - June 30, 2005 and September 30, 2005 (Unaudited)	13,995,345	9,376,880

The Company was incorporated on December 3, 2004, and one founder’s share was issued for a nominal amount. Subsequently, the Company had a private placement of 3,000,000 units at $0.71 comprising one common share and one share purchase warrant entitling the holder to purchase one common share at a price of $0.80 for a period of two years (see note 7(d)). A value of $0.61 per unit was attributed to each share and a value of $0.10 to each warrant. The total value of $300,000 attributed to the warrants was credited to capital stock.

(9)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

In addition, the Company had a second private placement of 2,264,000 units at $0.67 comprising one common share and one share purchase warrant entitling the holder to purchase one common share at a price of $0.80 for a period of two years (see note 7(d)). A value of $0.57 per unit was attributed to each share and a value of $0.10 to each warrant. The total value of $226,400 attributed to the warrants was credited to capital stock.

c)	Warrants

	Number of	Exercise
	warrants	price
		$

Outstanding - June 30, 2005 and September 30, 2005
(Unaudited)	5,264,000	0.80

Each share purchase warrant entitles the holder to purchase one common share at a price of $0.80 per common share at any time until the earlier of the following:

i)	March 15, 2007;

ii)

if the Company completes a listing or quotation of the Common Shares on a stock exchange or public quotation system following completion of a public offering at an issue price of $1.25 per common share or higher, the date that is 10 trading or quotation days after the date of completion of such listing or quotation; and

iii)

if the Company completes a listing or quotation of the common shares on a stock exchange or public quotation system and the closing trading or quotation price of the common shares of the issuer on such stock exchange or public quotation system is $1.25 per common share or higher over a period of 20 consecutive trading or quotation days, the date that is 20 days after the date the Company gives notice in writing to the holder of the share purchase warrant of such event, such notice in writing to be given not earlier than the occurrence of such event and not later than 20 days after the occurrence of such event.

d)	Stock options

On May 9, 2005, the stock option plan (the Stock Option Plan) was approved by the Company's directors. The Stock Option Plan provides that, subject to the requirements of the Toronto Stock Exchange, the aggregate number of securities reserved, set aside and made available for issuance under the Stock Option Plan shall not exceed 10% of the number of common shares of the issuer issued and outstanding. The Stock Option Plan includes the following:

i)	the term of an option cannot exceed seven years from the date of grant;

(10)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

ii)	a condition that no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period; and

iii)	a condition that no more than 10% of the issued shares of the Company may be granted to any TSX Insiders in any 12 month period.

On June 15, 2005, the Company granted 1,025,000 options to directors, officers and employees. The options have an exercise price of $0.80 and expire on June 15, 2012.

	Number of	Exercise
	options	price
		$

Outstanding - June 30, 2005 and September 30, 2005
(Unaudited)	1,025,000	0.80

e)	Stock-based compensation and contributed surplus

On June 15, 2005, the Company granted 1,025,000 fully vested stock options with an exercise price of $0.80 and an expiry date of June 15, 2012. Using the fair value method for stock-based compensation, the Company recorded a charge to earnings of $400,000, with the offsetting amount recorded as contributed surplus. This amount was determined using the Black-Scholes option pricing model, assuming no dividends were paid, a volatility of the Company’s share price of 75%, an annual risk-free interest rate of 3.30% with an expected option life of four years.

8        Income taxes

The Company’s effective tax rate differs from the amount obtained by applying statutory rates due to the following:

June 30,
2005
$

Recovery of income taxes based on statutory rate of 35.6%
in 2005	253,289
Tax losses for which an income benefit has not been recognized	(253,289)

-

(11)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

Future income tax assets arise from the following:

June 30,
2005
$

Future income tax assets
Share issuance costs	42,720
Loss carry-forwards	255,455
Other	26,381

324,556
Less: Valuation allowance	(324,556)

Future income tax assets - net	-

Loss carry-forwards and share issuance costs expire in the periods up to 2012.

9	Related party transactions

During the three-month period ended September 30, 2005, the Company entered into transactions with ALM, which was related by having one director and one officer in common. During the period, the Company recorded $78,762 in consulting fees to ALM. Included in accounts payable and accrued liabilities as due to ALM at September 30, 2005 was $35,116.

During the three-month period ended September 30, 2005, the Company recorded $3,000 in rent expense as the result of a month to month rental agreement with Quest Management Corp. (Quest), a company related by having one director in common. At September 30, 2005, there was $6,000 owing to Quest in accounts payable and accrued liabilities.

During the three-month period ended September 30, 2005, the Company entered into transactions with NovaGold, which was related by having one director in common. The Company incurred $12,600 in consulting fees to NovaGold. At September 30, 2005, there was $10,554 due to NovaGold included in accounts payable and accrued liabilities.

During the period from December 3, 2004 to June 30, 2005, the Company entered into transactions with ALM, which was related by having one director and one officer in common. The Company recorded $90,053 for consulting fees to ALM. Included in accounts payable and accrued liabilities as due to ALM at June 30, 2005 was $32,307. The Company also accrued $12,000 in consulting revenue, which was included in accounts receivable from ALM at June 30, 2005.

(12)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

During the period from April 1, to June 30, 2005, the Company recorded $3,000 in rent expense as the result of a month to month rental agreement with Quest, a company related by having one director in common. At June 30, 2005, there was $3,000 due to Quest in accounts payable and accrued liabilities.

During the period from December 3, 2004 to June 30, 2005, one common share and 1,175,000 units of the Company were issued to directors and officers and their relatives for aggregate proceeds of $787,251.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

Alexco acquired the assets described in note 1 from related parties. NovaGold and VMC were related by having one director in common and ALM was related by having one director and one officer in common. The transactions with NovaGold and VMC were at book value, which approximated fair value. The transaction with ALM was at market value as determined by an independent valuation.

10	Commitments

During the period ended June 30, 2005, the Company entered into two operating leases for motor vehicles. The leases have an imputed interest rate of 2.45% per annum over a term expiring May 12, 2008.

Required minimum payments for the fiscal years ended June 30 are as follows:

$

2006	12,559
2007	12,559
2008	4,186

29,304

Clynton Nauman, the President and Chief Executive Officer of the Company, and Bradley Thrall, the Chief Operating Officer of the Company, each entered into management contracts dated March 15, 2005, with the Company and ALM pursuant to which the Company pays ALM $12,917 plus GST and $11,167 plus GST, respectively, per month in consulting fees with respect to the services of Clynton Nauman and Bradley Thrall (each a “Consultant”), for a two year term ending March 15, 2007. Alexco or the Consultant may terminate the contract until December 15, 2005 upon written notice to March 15, 2006 and thereafter may terminate the contract upon three months’ written notice. Upon notice of termination being given, Alexco may elect to require the Consultant to cease providing services, provided the Consultant is paid for his services to the end of the notice period.

(13)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

11	Supplementary cash flow information

		Period from
		December 3,
		2004
	Three months	(date of
	ended	incorporation)
	September 30,	to June 30,
	2005	2005
	$	$
	(Unaudited)

Cash received for interest	24,817	4,570

Non-cash financing and investing transactions
Shares issued for NovaGold mineral properties (note 1)	-	2,750,000
Shares issued for ALM patents and contracts (note 1)	-	1,300,000
Shares issued for VMC assets (note 1)	-	1,800,000

12	Segmented information

The Company operates in two reportable segments: exploration, and reclamation and remediation consulting. The segments are based on the Company’s two distinct business activities. The segmented information for the period from incorporation on December 3, 2004, to June 30, 2005 and for the three months ended September 30, 2005 is as follows:

				September 30,
				2005
				(Unaudited)
	Reclamation
	and
	remediation	Exploration	Corporate	Total
	$	$	$	$

Consulting revenue	49,125	-	-	49,125
Interest income	45,688	-	-	45,688
Net loss	(128,654)	(40,136)	(134,148)	(302,938)
Total assets	4,093,702	3,904,780	2,539,576	10,538,058

(14)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

				June 30,
				2005
	Reclamation
	and
	remediation	Exploration	Corporate	Total
	$	$	$	$

Consulting revenue	85,225	-	-	85,225
Interest income	35,441	-	-	35,441
Net loss	(91,068)	(13,851)	(606,567)	(711,486)
Total assets	4,036,577	3,875,591	3,000,477	10,912,645

13	Subsequent events

a)

In June 2005, the Company was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited (UKHM) by PricewaterhouseCoopers Inc., interim receiver and receiver-manager of UKHM (the Receiver). The UKHM assets comprise non-producing silver mines, production facilities, mineral claims, leases, surface lands and other properties in the Keno, Galena and Sourdough Hills area of central Yukon Territory, 450 kilometres due north of Whitehorse by road in the vicinity of the villages of Elsa and Keno City. The Receiver was appointed pursuant to a Court Order made by the Supreme Court of the Yukon Territory on April 6, 2004. The Receiver has a mandate to sell the assets of UKHM and, together with the Governments of Canada and Yukon, develop solutions to the long-term environmental care and maintenance and remediation of the UKHM mine site.

The Receiver and the Company subsequently entered into an agreement dated August 4, 2005 which contemplates, among other things, the following terms:

		i)	the Company will purchase the UKHM assets for $410,000 (of which $200,000 has been paid);

		ii)	the Company will enter into a subsidiary agreement with the Yukon and Canadian governments that will require the Issuer, among other things, to:

•

contribute certain additional resources and funds to assist in the future reclamation of the UKHM historical mining district. This commitment is currently expected to involve the Issuer being obligated to arrange for 25 percent of the anticipated future reclamation costs on the properties up to a maximum of $10 million, which it currently intends to arrange through an environmental trust established from funds from new investors. This would be combined with government funds for the balance of the anticipated costs for remediation of the historical liability with respect to the UKHM assets;

• pay a net smelter royalty of 1.5%, capped at a maximum amount, on future production on the UKHM property; and

(15)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the period from incorporation on December 3, 2004 to June 30, 2005 (Audited) and for the three months ended September 30, 2005 (Unaudited)

(expressed in Canadian dollars)

• return a percentage of the net proceeds from the sale of any existing capital equipment on the UKHM property; and

iii)	the Company will apply for a water license for the purpose of care and maintenance pursuant to the Waters Act (Yukon); and

iv)	the Company will pay all taxes, including transfer, permit, sales and goods and services taxes, as well as all duties, registration fees or other charges relating to the transfer of the UKHM assets.

The Receiver, the Yukon and Canadian governments and the Alexco intend to continue to meet over the next few months to finalize the structure for the purchase of the UKHM assets and negotiate the terms of the final contracts, including the subsidiary agreement. The parties have targeted applying for the approval of the Supreme Court of the Yukon Territory for the purchase on or before March 31, 2006, and completing the initial closing of the transaction (the Initial Closing). The Initial Closing involving the payment of the balance of the $410,000 purchase price and the deposit of required funds for the anticipated future reclamation costs is subject to the settlement of the terms of the final contracts. The Company has allocated funds from its current working capital to pay for the balance of the purchase price and anticipated expenses associated with the settlement of contracts.

The final transfer of the interests in the UKHM assets to Alexco (the Final Closing) will be subject to, among other things, the Company obtaining a water license for the purpose of care and maintenance pursuant to the Waters Act (Yukon) within three years of the Initial Closing of the purchase.

b)	In September 2005, the Company signed a letter agreement to option back certain exploration rights to the Brewery Creek property to NovaGold Resources Inc. (note 4).

c)	The Company has prepared a final prospectus in connection with an initial public offering of 2,000,000 common shares.

(16)

CERTIFICATE OF THE ISSUER

Dated: December 19, 2005

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the Securities Act (British Columbia), by Part 9 of the Securities Act (Alberta) and by Part XV of the Securities Act (Ontario) and by the respective regulations thereunder.

(signed) "Clynton R. Nauman"	(signed) "David Miles"
Clynton R. Nauman	David Miles
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "Michael Winn"	(signed) "Rick Van Nieuwenhuyse"
Michael Winn	Rick Van Nieuwenhuyse
Director	Director

PROMOTERS

Asset Liability Management Group ULC	NovaGold Canada Inc.
By: (signed) "Clynton R. Nauman"	By: (signed) "Rick Van Nieuwenhuyse"
Clynton R. Nauman	Rick Van Nieuwenhuyse

CERTIFICATE OF THE AGENT

Dated: December 19, 2005

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the Securities Act (British Columbia), by Part 9 of the Securities Act (Alberta), by Part XV of the Securities Act (Ontario) and by the respective regulations thereunder.

Canaccord Capital Corporation

By: (signed) "David J. Horton"
                David J. Horton
       Senior Vice-President and Director